                                                  Filed Pursuant to Rule 424(b)4
                                                      Registration No. 333-59620

PROSPECTUS

                                2,800,000 SHARES

                                   VANS LOGO

                                  COMMON STOCK
                             ----------------------

       We are selling all of the shares. The shares are quoted on the Nasdaq National Market under the symbol "VANS." On May 23, 2001, the last sale price of the shares as reported on the Nasdaq National Market was $23.15 per share.

       INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.
                             ----------------------

                                                                PER SHARE
                                                                ---------      TOTAL
Public offering price.......................................     $23.15     $64,820,000
Underwriting discount.......................................      $1.28      $3,584,000
Proceeds, before expenses, to Vans..........................     $21.87     $61,236,000

       The underwriters may also purchase up to an additional 420,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about May 30, 2001.

                             ----------------------

MERRILL LYNCH & CO.                               BANC OF AMERICA SECURITIES LLC

TUCKER ANTHONY SUTRO                        FERRIS, BAKER WATTS
Capital Markets                                Incorporated

                             ----------------------

                  The date of this prospectus is May 23, 2001.

DESCRIPTION OF INSIDE-COVER ARTWORK

PANEL ONE

The inside front cover features an image of Vans-sponsored skateboarder, Geoff Rowley, performing at a Vans Triple Crown of Skateboarding event. The background of the picture contains bleacher seating filled with event attendees. The upper, right-hand corner of the page contains the language "Vans Rider / Skater of the Year Geoff Rowley," in red, and below that, "Vans Triple Crown of Skateboarding-Oceanside CA," in black.

The following text appears after the above described picture:

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

(INSIDE TWO-PAGE GATEFOLD SPREAD)

Across the top of the length of the gatefold are seven images of comparable size. Each image depicts an individual competing in a different Vans Triple Crown event. Below each image are the following captions corresponding with each respective event depicted: "Vans Triple Crown of Skateboarding," "Vans Triple Crown of Surfing," "Vans Triple Crown of Snowboarding," "Vans Triple Crown of BMX," "Vans Triple Crown of Wakeboarding," "Vans Triple Crown of Freestyle Motocross" and "Vans Triple Crown of Supercross."

On the left side of the gatefold, below the Vans Triple Crown images that run the length of the gatefold are three additional images. The first image is of the front of a Vans retail store. The second and third images are smaller images of the inside of a Vans retail store.

On the right side of the gatefold, below the Vans Triple Crown images that run the length of the gatefold, are four additional images. The first image is the largest of the four images and depicts the inside of a Vans skatepark with several young males riding skateboards. Below this image are three smaller images of comparable size, depicting from left to right: (1) a large gathering of individuals at a Vans Warped Tour event; (2) a snowboarder doing a jump with the High Cascade Snowboard Camp logo below the snowboarder; and (3) the front of a Vans skatepark.

DESCRIPTION OF BACK-COVER ARTWORK

The back cover includes twelve images of comparable size. The twelve images are presented in four rows with three pictures in each row. The first row depicts, from left to right: (1) a young male, standing with his back to the camera, wearing a Vans cap backwards and a Vans t-shirt; (2) a person wearing Vans shoes walking in the outdoors; and (3) a young male, standing with his back to the camera, wearing a Vans backpack. The second row depicts, from left to right: (1) a single Vans snowboard boot against a white backdrop; (2) a skateboarder performing a trick; and (3) three pairs of vans shoes. The third row depicts, from left to right: (1) a young man that appears to be snowboarding wearing a Vans t-shirt, jacket, ski cap and goggles; (2) a pair of Vans shoes; and (3) a Japanese language advertisement that includes the image of a woman wearing Vans shoes. The last row depicts, from left to right: (1) a person wearing Vans shoes; (2) a skateboarder performing a trick; and (3) a single Vans shoe against a white backdrop.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Forward-Looking Statements..................................   13
Use of Proceeds.............................................   13
Price Range of Our Common Stock.............................   14
Capitalization..............................................   15
Dividend Policy.............................................   15
Selected Consolidated Financial Data........................   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   32
Management..................................................   48
United States Tax Consequences to Non-United States
  Holders...................................................   53
Underwriting................................................   57
Legal Matters...............................................   59
Experts.....................................................   60
Where You Can Find More Information.........................   60
Incorporation of Certain Documents by Reference.............   60

                             ----------------------

       Information contained in our web site does not constitute part of this document.

       "VANS", the VANS logo, Core Sports, the VANS Triple Crown Series, certain trademarks and logos of events comprising the VANS Triple Crown Series, the names of our products and the VANS High Cascade Snowboard Camp trademark and logo are our registered and common law trademarks in the U.S. and other jurisdictions. This prospectus also contains registered and common law trademarks of other entities.

                               PROSPECTUS SUMMARY

       This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. This prospectus contains forward-looking statements which involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. References to "we," "us," "our" and "Vans" mean Vans, Inc., our predecessor company, and all entities we own or control. References to a fiscal year refers to our fiscal year end May 31 of the year referred to (e.g., fiscal 2001 means our fiscal year ending May 31, 2001).

                                   VANS, INC.

       Vans is a leading global sports and lifestyle company that merchandises, designs, sources and distributes VANS-branded active-casual and performance footwear, apparel and accessories for Core Sports. Core Sports, including skateboarding, snowboarding, surfing, wakeboarding, BMX riding and motocross, are generally recognized for the fun, creativity and individual achievement experienced while attempting various tricks or maneuvers within these sports. Our focus has been proprietary branding with the goal of creating a leadership position for our brand and a strong emotional connection with our customers. Our VANS brand targets 10 to 24 year old participants, enthusiasts and emulators of the Core Sports culture. We have implemented a unique marketing plan to reach our customers through multiple points of contact which include owning and operating Core Sports entertainment events and venues, such as the VANS Triple Crown Series, VANS skateparks and the VANS High Cascade Snowboard Camp, sponsoring over 600 professional and amateur athletes and the VANS Warped Tour, as well as advertising in targeted print and television media. As a result of the successful implementation of our brand-building and marketing strategy, along with the development of our new management team, we have achieved substantial growth over the past five fiscal years. Over that period, our sales have grown at a compound annual growth rate of 26%. For the twelve months ended February 24, 2001, our net sales were $324.0 million and net income was $14.9 million.

       We distribute our products through approximately 2,300 U.S. domestic wholesale accounts and 140 Vans retail stores and skateparks, internationally to approximately 50 countries, as well as on the Internet. Key accounts in the U.S. include Journeys, Pacific Sunwear, Venator, Famous Footwear, Kohl's, Mervyn's, Gart's and Nordstrom. As of February 24, 2001, we had 73 Vans full-price retail stores, 55 outlet stores and six skateparks in the United States, and also operated six outlet stores in Europe. Internationally we vary our marketing and distribution approach on a country-by-country basis, taking into account the particular cultural, economic and business conditions present in each international market. This strategy, designed to allow us to adopt the best method of marketing and distribution to most broadly reach our target customers, has led us to establish direct sales operations in key European markets, a joint venture covering Mexico, Argentina, Brazil and Uruguay, a licensing arrangement for Japan, Hong Kong, Taiwan and South Korea and distribution agreements for 29 other countries.

       Vans was founded in 1966 in Southern California as a domestic manufacturer of vulcanized canvas shoes, many of which appealed to skateboard enthusiasts and the Southern California skate and surf culture. Our unique 35-year heritage has been the basis for our branding and marketing strategy over the past five years and helps provide us with the authenticity and credibility to be the leading brand with Core Sports enthusiasts, participants and emulators. For most of our first 30 years, we were a Southern California shoe manufacturer and based our products on one trademark gum rubber outsole. In 1995, we initiated a fundamental restructuring of the business which included assembling a new management team, focusing the business on reestablishing the heritage of the VANS brand and shifting product sourcing overseas to third party manufacturers, which allowed us to begin to be more innovative in terms of outsoles and overall design. Over the past two years, we have targeted significant resources to further build the VANS brand worldwide, promote the Core Sports lifestyle and enhance our product merchandising, design, sourcing and development. We believe these efforts have created a leadership position for Vans in Core Sports and provide us with a platform for continued long-term growth.

INDUSTRY BACKGROUND

       We compete generally in the men's, women's and children's athletic footwear industry, which had total retail sales in 2000 of approximately $15.6 billion in the U.S. and approximately $23.2 billion internationally. Specifically, our brand positioning is focused toward participants, enthusiasts and emulators of the Core Sports lifestyle. While initially perceived as a sub-culture lifestyle or "alternative" sports phenomenon, Core Sports have evolved into the mainstream both in the U.S. and abroad. It is estimated that approximately 36 million consumers in the U.S. and approximately 75 million worldwide participate in Core Sports with significantly more attracted to the Core Sports lifestyle.

       Our targeted customer base of 10 to 24 year old young men and women represents a significant portion of those who aspire to the Core Sports lifestyle. These consumers are among the fastest growing demographic in the U.S. According to the U.S. Census Bureau, in 2000, this segment of the population represented approximately 21% of the U.S. population, or 58.3 million people, and is expected to grow to approximately 61.8 million by 2005, representing an expected growth rate approximately 33% higher than the expected rate of growth of the overall population. In addition, 10 to 24 year olds have significant purchasing power, estimated to be approximately $300 billion per year.

THE VANS STRATEGY

       Our strategy is to continue to leverage our unique, 35-year heritage and our more recent proprietary branding initiatives to become the leading Core Sports and lifestyle company for the youth market worldwide. Key elements of our strategy include:

       - Building the leading Core Sports and lifestyle brand worldwide.

       - Designing and developing a strong and appropriately targeted range of products.

       - Further penetrating the market through our multiple channels of distribution.

       - Leveraging our management team and infrastructure.

       - Capitalizing on the value of our unique entertainment content.

       - Selectively pursuing strategic acquisitions and alliances.

                                  THE OFFERING

Common stock offered by us......   2,800,000 shares

Shares outstanding after the
offering........................   17,372,149 shares

Use of proceeds.................   We estimate that our net proceeds from this
                                   offering without exercise of the
                                   over-allotment option will be approximately
                                   $60.8 million. We intend to use these net proceeds to repay debt outstanding under our bank credit facility ($16.6 million as of May
                                   22, 2001), to pay for expenditures and
                                   working capital related to the addition of new retail stores and skateparks, and to use the remainder for working capital. Amounts repaid under our revolving credit facility may be subsequently reborrowed.

Risk factors....................   See "Risk Factors" and other information
                                   included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

Nasdaq National Market symbol...   VANS

       The number of shares outstanding after the offering is based on 14,572,149 shares outstanding as of May 22, 2001 and excludes 2,079,330 shares reserved for issuance under our stock option plans, of which options to purchase 1,619,684 shares at a weighted average option price of $9.57 have been granted as of May 22, 2001. This number assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 420,000 shares.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

       Set forth below is summary consolidated financial data of Vans, Inc. for the periods identified. The consolidated statements of operations data for each of the five fiscal years ended May 31, 2000, 1999 and 1998 are derived from our consolidated financial statements which are incorporated by reference herein. The consolidated statements of operations data for each of the fiscal years ended May 31, 1997 and 1996 are derived from our consolidated financial statements which are not incorporated herein. KPMG LLP, our independent auditors, audited these financial statements. Certain amounts have been reclassified to conform to current year presentation. The consolidated balance sheet data at February 24, 2001 and the statements of operations data for the thirty-nine weeks ended February 24, 2001 and February 26, 2000 are derived from our unaudited condensed consolidated financial statements which are incorporated by reference herein and have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for these periods and financial condition at that date. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following consolidated financial information together with the "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus, and our consolidated financial statements incorporated by reference herein.

                                                                                                    THIRTY-NINE WEEKS ENDED
                                                        FISCAL YEARS ENDED MAY 31,                ---------------------------
                                           ----------------------------------------------------   FEBRUARY 24,   FEBRUARY 26,
                                             2000     1999(1)    1998(2)      1997       1996         2001           2000
                                           --------   --------   --------   --------   --------   ------------   ------------
                                                                                                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales..............................  $277,328   $210,113   $176,559   $161,554   $117,971     $257,200       $210,495
  Gross profit...........................   118,678     91,655     64,362     64,863     46,876      111,542         90,128
  Earnings (loss) from operations........    21,603     14,204     (2,900)    15,957      8,910       22,507         17,913
  Interest and debt expense..............    (2,637)    (1,158)      (262)      (438)    (3,418)      (2,206)        (1,935)
  Net earnings (loss)....................    12,087      8,725     (2,677)    10,437      3,148       13,116         10,314
  Per share information:
    Basic earnings (loss) per share......  $   0.89   $   0.66   $  (0.20)  $   0.81   $   0.32     $   0.94       $   0.76
    Diluted earnings (loss) per share....  $   0.84   $   0.64   $  (0.20)  $   0.76   $   0.30     $   0.87       $   0.72
OPERATING DATA:
  U.S. Wholesale Sales...................  $108,663   $ 87,546   $ 77,500   $ 78,127   $ 61,706     $102,901       $ 81,877
  U.S. Retail Sales......................    77,761     60,050     46,985     36,999     29,356       79,074         57,739
  International Sales....................    90,904     62,517     52,074     46,428     26,909       75,225         70,879
                                           --------   --------   --------   --------   --------     --------       --------
  Net Sales..............................  $277,328   $210,113   $176,559   $161,554   $117,971     $257,200       $210,495
  Comparable store sales % increase......       8.2%      11.1%      16.2%      17.1%      10.2%        13.8%           8.4%
  Total Number of Retail Stores (at end
    of period)(3)........................       131        111         98         84         82          140            128
  EBITDA(4)..............................  $ 28,408   $ 20,246   $  1,698   $ 20,006   $ 13,454     $ 29,199       $ 23,079

                                                              AS OF FEBRUARY 24, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
  Cash......................................................  $ 11,113     $ 42,434
  Working capital...........................................    82,046      132,332
  Total assets..............................................   194,568      225,889
  Long-term debt, including current portion.................    19,408        4,729
  Total stockholders' equity................................   126,702      187,473

------------
(1) Includes recovery of $393,000 of the costs associated with the restructuring of our U.S. operations in 1998.

                                           Footnotes continued on following page

(2) Includes a $9,447,000 write-down of domestic inventory related to the closing of our Vista, California facility. Also includes $8,212,000 of one-time restructuring costs related to the closing of our Vista, California facility and the restructuring of our European operations. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- 1998 Restructuring."

(3) Includes six skateparks at February 24, 2001, four skateparks at May 31, 2000, three skateparks at February 26, 2000 and one skatepark at May 31, 1999.

(4) EBITDA is net earnings excluding interest, taxes, depreciation and amortization and should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

                                  RISK FACTORS

       You should carefully consider the risks described below before investing in our common stock. If any of the following risks actually occur, our business could be materially harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment.

IF WE ARE UNABLE TO CONTINUE TO DEVELOP AND MAINTAIN THE POPULARITY OF OUR BRAND OR FAIL TO ACCURATELY ANTICIPATE CHANGES IN FASHION TRENDS, DEMAND FOR OUR PRODUCTS MAY DECREASE.

       Our success is largely dependent on the continued strength of our brand. In addition, we must anticipate the rapidly changing fashion tastes of our customers and provide merchandise that appeals to their preferences in a timely manner. We cannot assure that consumers will continue to prefer our brand or that we will respond in a timely manner to changes in consumer preferences. In particular, fashion trends change more rapidly with respect to our women's footwear line, which is comprised of fewer styles than our other footwear lines. As a result, our current growth in sales of women's footwear may not continue. Achieving market acceptance for new products may also require substantial marketing and product development efforts and expenditures to create consumer demand. Decisions with respect to product designs often need to be made several months in advance of the time when consumer acceptance can be determined. As a result, we may fail to anticipate, identify or react appropriately to changes in consumer acceptance of our products' styles and features. This could lead to problems such as excess inventories and higher than normal markdowns, lower gross margins due to the necessity of providing discounts to retailers, impairment of our brand name and brand image, as well as the inability to sell such products through our retail and outlet stores. In addition, our failure to anticipate consumer demand could result in inventory shortages, which can adversely affect the timing of shipments to customers, negatively impacting retailer and distributor relationships and diminishing brand loyalty.

       In addition, we use a variety of specialized fabrics in our footwear and clothing. The failure of footwear or clothing using such fabrics to perform to customer requirements could result in customer dissatisfaction with our products and could adversely affect the image of our brand name. We also recently significantly increased the technical aspects of certain of our footwear and snowboard boots. If these technical features fail to operate as expected or satisfy customers, or if we fail to develop new and innovative technical features in a timely fashion, the result could adversely affect our business.

OUR FINANCIAL RESULTS WILL BE AFFECTED BY MARKET CONDITIONS IN THE FOOTWEAR AND APPAREL INDUSTRIES, WHICH ARE INTENSELY COMPETITIVE.

       The athletic and casual footwear industry is highly competitive. Competitive factors that affect our market position within the footwear and apparel industries include the style, quality and technical aspects of our products and the strength and authenticity of the VANS brand. Many of our competitors such as Nike, Reebok, Adidas and Fila, have significantly greater financial resources than we do, have more comprehensive lines of product offerings, have greater brand recognition, compete with us in China and the Philippines for manufacturing sources and spend substantially more on product advertising than we do. In addition, the general availability of offshore shoe manufacturing capacity allows for rapid expansion by competitors and new entrants in the footwear market. In this regard, we face competition from large, well-known companies, such as Tommy Hilfiger and Nautica, which have significant brand recognition. In addition, in the casual footwear market, we compete with a number of companies, such as Skechers, Converse, K2, Airwalk and Stride Rite
(Keds), some of which may have significantly greater financial and other resources than we do. We also compete with smaller companies, such as D.C. Shoes, Sole Technology, and Osiris which specialize in marketing to our core skateboarding customers. Our inability to effectively compete in the footwear market would harm our business.

       We face significant competition in the snowboard boot and binding industries, most notably from Burton Snowboards, Northwave, Salomon, K2 and Airwalk. Our Autolock snowboard binding system competes with several large well-known companies which have developed step-in bindings. In addition, conventional strap-in bindings have substantially greater market share than step-in systems and we anticipate this will likely continue for at least the next few years. Our inability to effectively compete with other snowboard boot companies or other manufacturers of binding systems could harm our business.

       We are a relatively new entrant in the apparel business. The apparel industry is highly competitive, more fashion-oriented and more fragmented than the athletic footwear industry. Many of our competitors have significantly greater financial resources than we do and spend substantially more on product advertising. Our inability to effectively compete in the apparel market would harm our ability to successfully grow this aspect of our business.

OUR RELIANCE UPON INDEPENDENT CONTRACT MANUFACTURERS EXPOSES US TO VARIOUS RISKS ASSOCIATED WITH DISRUPTION IN PRODUCT SUPPLY, ANY OF WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

       All of our shoes and snowboard boots are manufactured by independent suppliers located in the Peoples Republic of China for our non-European markets except Mexico and Argentina, and the Philippines for our European markets, Mexico and Argentina. We source our foreign-produced products through our subsidiary, Vans Far East Limited. Although we execute manufacturing agreements with our foreign manufacturers, we cannot assure that we will not experience difficulties with our manufacturers, such as reduction in the availability of production capacity, errors in complying with product specifications, inability to obtain sufficient raw materials, insufficient quality control, failure to comply with our requirements for the proper utilization of our intellectual property, failure to meet production deadlines, or increases in manufacturing costs. In addition, if our relationship with any of our manufacturers were to be interrupted or terminated, alternative manufacturing sources will have to be located. The establishment of new manufacturing relationships involves numerous uncertainties, and we cannot assure that we would be able to obtain alternative manufacturing sources on a timely basis or on satisfactory terms. Should a change in our suppliers become necessary, we would likely experience increased costs, as well as substantial disruption and resulting loss of sales. In addition, we utilize international sourcing agents who assist us in selecting and overseeing third party manufacturers, ensuring quality, sourcing fabrics and monitoring quotas and other trade regulations. The loss or reduction in the level of services from such agents could significantly affect our ability to efficiently source products from our independent manufacturers overseas, which could have a material adverse effect on our business.

       In addition, our relationships with independent foreign manufacturers are also subject to a number of risks, including work stoppage, transportation delays and interruptions, political instability, foreign currency fluctuations, changing economic conditions, an increased likelihood of counterfeit, knock-off or gray market goods, expropriation, nationalization, imposition of tariffs, import and export controls and other non-tariff barriers (including quotas) and restrictions on the transfer of funds, environmental regulation, and other changes in governmental policies. In particular, changes in U.S. tax law or interpretations thereof related to our operations could materially impact our effective tax rate. In addition, adverse changes in trade or political relations with China as a result of specific events such as the recent incident resulting from a United States military plane landing and being detained in China or political instability in China would severely interfere with our manufacturing and would have a material adverse effect on our business. We cannot be certain that such factors will not materially adversely affect our ability to procure manufactured products in a cost-effective or timely manner. Although we require our manufacturers to represent to us that their operations comply with their local laws governing labor practices and work conditions, and we periodically monitor such compliance, the failure of our manufacturers to comply with such laws could adversely impact our reputation and business.

       All of our products manufactured overseas and imported into the United States are subject to duties collected by the United States Customs Service. We may be subjected to additional duties, significant monetary penalties, the seizure and the forfeiture of the products we are attempting to import or the loss of import privileges if we or our suppliers are found to be in violation of U.S. laws and regulations applicable to the importation of our products.

       In addition, although the products sold by us are not currently subject to quotas in the United States, certain countries in which our products are sold are subject to certain quotas and restrictions on foreign products which to date have not had a material adverse effect on our business. The enactment of any additional or modified duties, quotas or restrictions could result in material increases in the cost of such products and might adversely affect our sales or profitability.

OUR EXPANSION INTO INTERNATIONAL MARKETS AND OUR TRANSACTING BUSINESS IN FOREIGN CURRENCY EXPOSES US TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

       We do business through wholly-owned and co-owned subsidiaries in a number of countries throughout the world. In addition, in the 1998 fiscal year we restructured our operations in Europe by replacing certain third party distributor relationships with sales agents. In connection with this strategy, we have established an operational structure in Europe to support the activities of the sales agents. We also operate a joint venture to sell our products in Mexico, Argentina, Brazil and Uruguay. We may experience risks while doing business directly in foreign countries such as managing operations effectively and efficiently from a far distance and understanding and complying with local laws, regulations and customs.

       In addition, we sell products in a number of countries throughout the world, and thus are exposed to economic fluctuations and movements in foreign currency exchange rates. In particular, our two largest international markets are Japan and France. Adverse changes in our business in those countries or in the economics of those or other countries in which we do business could have a material adverse effect on our business. The major foreign currency exposure for us involves the euro, other European currencies and Latin American currencies. In particular, recent fluctuations in the value of the euro and the British pound have had a significant, negative impact our European business. Additionally, recent weaknesses in Latin American economies, particularly Argentina, could negatively affect our Latin American business. We are also exposed to risks resulting from political instability, tariffs, counterfeit goods, restrictions on transfers of funds and other changes in governmental regulations.

WE ARE DEPENDENT UPON A RELATIVELY SMALL GROUP OF CUSTOMERS AND OUR FOOTWEAR PRODUCT LINES FOR A LARGE PORTION OF OUR SALES.

       During fiscal year 2000, our top 10 customers accounted for approximately 22% of total net sales. Although we have long-term relationships with many of our customers, they do not have any contractual obligations to purchase our products in the future. We cannot be certain that we will be able to retain our existing major customers, and the loss of major customers could have a material adverse impact our business. In addition, the retail industry, and footwear retailers in particular, have periodically experienced consolidation, contractions and financial difficulties and if they happen again in the future this may result in loss of customers or uncollectability of accounts receivables in excess of amounts we have reserved. Furthermore, we depend upon our footwear product lines for a significant portion of our total sales. If we are unable to strengthen the sales of our footwear products, or the popularity of our footwear declines, our financial results could be harmed.

OUR ABILITY TO SUCCESSFULLY ROLL-OUT AND OPERATE NEW SKATEPARKS IS UNCERTAIN AND, IF UNSUCCESSFUL, MAY HARM OUR BUSINESS.

       In November 1998, we opened our first large-scale skatepark. Since 1999, we have opened six more skateparks in the U.S. We currently plan to expand to approximately 20 to 25 skateparks within the next three years. We consider the expansion of our skateparks to be an integral part of our retail sales strategy as well as an important channel to strengthen our brand name and stay close to our customer base. The construction of new skateparks requires the expenditure of a significant amount of capital resources. Since we have only been operating our skateparks for a short period of time in only seven markets, we have limited operating results and cannot be certain that they will be a successful component of our business, particularly in new markets where skatepark businesses have not been established. We cannot be certain that our skateparks will remain profitable after being in operation for a number of years. If our skateparks do not prove to be a successful retail channel or do not attract a sufficient number of users, our business could be harmed.

IF THE CORE SPORTS WE SUPPORT DECREASE IN POPULARITY OR FAIL TO ATTRACT MEDIA COVERAGE, OR WE FAIL TO ATTRACT OR RETAIN SPONSORS FOR OUR CORE SPORTS EVENTS, OUR BUSINESS MAY BE HARMED.

       Our strategy is focused on the promotion and support of Core Sports such as skateboarding, snowboarding and surfing. Many Core Sports are relatively new or have historically fluctuated in popularity, due in part to limited media coverage of these sports. Core Sports are followed by significantly fewer fans than more traditional sports, such as football, baseball and basketball. Although participation in, and viewership of, many of the Core Sports we promote are growing at a high rate, we cannot assure that the popularity of Core Sports will continue to grow. If any of the key Core Sports we promote loses popularity or fails to grow or attract media coverage, we may have to change our strategy with respect to those sports, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we rely on sponsorships to help finance and expand our Core Sports events. If our current sponsors do not renew their sponsorship agreements, and we are unable to attract additional sponsors, we will have to finance a greater portion of our Core Sports events ourselves, which could have a material adverse effect on our results of operations.

WE MAY BE UNABLE TO SUCCESSFULLY EXECUTE OUR GROWTH STRATEGY OR MANAGE AND SUSTAIN OUR GROWTH.

       As part of our growth strategy, we intend to expand our domestic wholesale accounts, open more retail stores and skateparks in selected locations and increase our international distribution, including in countries and territories where we have little distribution experience and where the VANS brand is not yet well known. We also intend to expand our marketing and promotion efforts as well as broaden our lines of casual and performance footwear and apparel. Success will depend on various factors, including the strength of the VANS brand name, market success of current and new products, competitive conditions and our ability to manage increased growth, which will require us to continue to improve our operational and financial control systems as well as infrastructure and management information systems. We may not be able to successfully implement our growth strategy, locate and open our planned level of new stores or skateparks on a timely or cost effective basis or at all, or effectively manage our growth, any of which would harm our business.

OUR FINANCIAL RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER AS A RESULT OF SEASONALITY IN OUR BUSINESS.

       The footwear industry generally is characterized by significant seasonality of net sales and results of operations. Our business is seasonal, with the largest percentage of our U.S. sales realized in our first fiscal quarter (June through August) or the "Back to School" months. In addition, because snowboarding is a winter sport, our sales of snowboard boots and Switch snowboard boot binding systems have historically been strongest in our first and second fiscal quarters (June through November). This seasonal fluctuation in consumer demand could have a material adverse effect on our business, financial condition and results of operations.

       In addition, we have historically shipped less than all orders in our backlog and we have shipped a large portion of our products towards the end of the quarter to meet seasonal peaks for the back-to-school, holiday and spring selling seasons. As a result, we may not learn of sales shortfalls until late in any particular fiscal quarter, which could result in an immediate and adverse effect on our business, financial condition and results of operations. Additionally, backlog orders are subject to both cancellation by customers and the ability of third party manufacturers to timely deliver product to fill such orders.

DISRUPTIONS IN THE SUPPLY OF LEATHER OR OTHER RAW MATERIALS COULD SIGNIFICANTLY INCREASE OUR PRODUCTION COSTS.

       Due to the recent worldwide disruption in the supply of leather resulting from the outbreak of "mad cow" and "hoof and mouth" diseases, it is unclear whether prices for leather, which is a raw material component of our footwear products, will increase. If the current disruption or any future disruption in the supply of leather should cause the prices of leather to increase, the costs associated with our production of footwear will increase. In addition, increases in the cost of oil could increase the cost of rubber, which is also a raw material component of our footwear products. We may not be able to increase the price of our products to offset these increased costs. Any significant increases in our production costs could have a material adverse impact on our business.

ENERGY SHORTAGES, NATURAL DISASTERS OR A DECLINE IN ECONOMIC CONDITIONS IN CALIFORNIA COULD INCREASE OUR OPERATING EXPENSES OR ADVERSELY AFFECT OUR SALES REVENUE.

       A substantial portion of our operations are centered in California, including more than half of our retail stores, four skateparks, our corporate headquarters and our central distribution center. Because California is experiencing energy and electricity shortages, we may be subject to increased operating costs as a result of higher electricity and energy rates and may be subject to rolling blackouts which could interrupt our business. Any such impact could be material and adversely affect our profitability. In addition, because a significant portion of our revenue comes from sales in California through our retail stores, a decline in the economic conditions in California, whether or not such decline spreads beyond California, could materially adversely affect our business. Furthermore, a natural disaster or other catastrophic event, such as an earthquake affecting California, could significantly disrupt our business. We may be more susceptible to these issues than our competitors whose operations are not as concentrated in California.

THE ACQUISITION OF ADDITIONAL BUSINESS ENTITIES IN THE FUTURE MAY HAVE UNANTICIPATED CONSEQUENCES THAT HARM OUR BUSINESS.

       We often evaluate various business entities as potential acquisition candidates in the ordinary course to build upon or complement our current business strategy. Future acquisitions may be larger in scale than acquisitions we have completed in the past. Any acquisition we pursue, whether or not successfully completed, will involve numerous risks, including difficulties in the assimilation and integration of the operations, employees, technologies and products of the acquired companies, difficulties in potential conflicts with the existing culture of acquired companies, the diversion of management's attention from other business concerns, risks associated with entering markets or conducting operations with which we have no or limited direct prior experience, and the potential loss of key employees of acquired businesses. Moreover, we cannot be certain that we will realize the anticipated benefits of any acquisition. Future acquisitions, which may be accomplished through a cash purchase transaction or the issuance of our equity securities, or a combination of both, could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could harm our business and financial condition.

IF WE ARE UNABLE TO RETAIN OUR MANAGEMENT TEAM, OUR BUSINESS MAY BE HARMED.

       Our future success is highly dependent on the services of our management team. In particular, we are dependent on the continued service of Gary H. Schoenfeld, our President and Chief Executive Officer. The loss of the services of Mr. Schoenfeld or any of our other executive officers could have a material adverse effect on our business. In addition, the market for key personnel in the industries in which we compete is highly competitive, and we may not be able to attract and retain key personnel with the skills and expertise necessary to manage our business, both in the United States and internationally.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY OR BECOME SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, OUR BUSINESS MAY BE HARMED; WE ARE CURRENTLY INVOLVED IN INTELLECTUAL PROPERTY AND OTHER LITIGATION.

       We consider our "intellectual property" (trademarks, patents, etc.) to be critical to our business. We rely on trademark, copyright and trade secret protection, patents, non-disclosure agreements and licensing arrangements to establish, protect and enforce our intellectual property rights in our products. Despite our efforts to safeguard and maintain such rights, we cannot assure that we will be successful in this regard, and we cannot assure that third parties will not sue us for intellectual property infringement in the future. Furthermore, we cannot assure that our trademarks, products and promotional materials do not or will not violate the intellectual property rights of others, that they would be upheld if challenged or that we would, in such an event, not be prevented from using our trademarks and other intellectual property. For example, we are currently in litigation with The Burton Corporation who claims we are infringing two patents owned by Burton. These claims, if proved, could materially and adversely affect our business. In addition, although any claims may ultimately prove to be without merit, the necessary diversion of management attention to, and legal costs associated with, litigation could materially and adversely affect our business. We have in the past sued and been sued by third parties in connection with certain matters regarding our trademarks, none of which has materially impaired our ability to utilize our trademarks. We are also currently involved in other litigation which could adversely affect our business and financial condition. See "Business -- Litigation."

       The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as the laws of the U.S. Although we continue to implement protective measures and intend to defend our intellectual property rights vigorously, we cannot assure that these efforts will be successful or that the costs associated with protecting our rights in certain jurisdictions will not be extensive.

       From time to time, we discover products in the marketplace that are counterfeit reproductions of our products or that otherwise infringe upon our intellectual property rights. We cannot assure that the actions we take to establish and protect our intellectual property rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violating intellectual property rights. If we are unsuccessful in challenging a third party's rights, continued sales of such product by that or any other third party could adversely impact our brand, result in the shift of consumer preferences away from our products, and generally have a material adverse effect on our business.

       In addition, we license several of our trademarks for third party products. While these licenses provide for quality control standards, such as the review and approval by us of all licensed products and proposed distribution channels, there can be no assurance that licensees will not breach their agreements and market inferior products or sell products through unapproved distribution channels, any of which would have an adverse impact on our brand.

IF WE WERE UNABLE IN THE FUTURE TO SPONSOR SUITABLE ATHLETES TO ENDORSE OUR PRODUCTS ON REASONABLE TERMS, WE MAY HAVE TO CHANGE OUR MARKETING PLANS, WHICH MAY NEGATIVELY AFFECT OUR BRAND.

       A key element of our marketing strategy has been to obtain endorsements from prominent Core Sports athletes in both the U.S. and internationally. These contracts typically have fixed terms, and we cannot assure that they will be renewed or that athletes signed by us will continue to be effective promoters of our products. If we are unable in the future to sponsor suitable athletes to endorse our products on terms we deem reasonable, we would probably have to modify our marketing plans and rely more heavily on other forms of advertising and promotion, which might not be as effective. In addition, negative publicity about our sponsored athletes could harm our reputation and brand and adversely impact our business.

CUSTOMERS THAT USE OUR PRODUCTS AND SKATEPARKS ENGAGE IN HIGH-RISK ACTIVITIES THAT COULD RESULT IN LEGAL CLAIMS THAT, IF SUCCESSFUL, COULD HARM OUR BUSINESS.

       Participants at our skateparks and the VANS High Cascade Snowboard Camp and users of our products engage in high-risk activities such as skateboarding, snowboarding, in-line skating, freestyle motocross, supercross and BMX riding. Consequently, we are exposed to the risk of product liability or personal injury claims in the event that a user of our products or a visitor to our entertainment venues is injured. In many cases, participants at our entertainment venues or users of our products may engage in imprudent or even reckless behavior, thereby increasing the risk of injury. We maintain general liability insurance (which includes product liability coverage) and excess liability insurance coverage in an amount which we believe is sufficient. However, we cannot be certain that such coverage will be sufficient, will continue to be available on acceptable terms, will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our financial condition or reputation.

OUR STOCK PRICE MAY BE VOLATILE DUE TO FACTORS BEYOND OUR CONTROL.

       The market price of our common stock has fluctuated substantially since our initial public offering in August 1991. We cannot assure that the market price of our common stock will not continue to fluctuate significantly. Events such as future announcements concerning us or our competitors, quarterly variations in operating results, the introduction of new products or changes in product pricing policies by us or our competitors, changes in earnings estimates by analysts, our failure to achieve analysts' earning estimates, or changes in accounting policies, could cause the market price of our common stock to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of our common stock and consequently, our ability to raise capital in the future.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS WHICH COULD DISCOURAGE OR PREVENT OR DELAY A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

       Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock (of which 1,500,000 shares have been designated Series A Junior Preferred Stock) and to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by our stockholders. The potential issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control, may discourage bids for the common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock. We have no current plans to issue shares of preferred stock. Additionally, the board of directors has adopted a Stockholder Rights Plan pursuant to which the holders of our common stock have a Series A Junior Preferred Stock purchase right for every share of common stock owned by them. The rights are exercisable upon the occurrence of certain transactions and entitle the holder to acquire additional shares of our common stock or of a potential acquirer at a price equal to 50% of the then current market price of such stock. The rights could have the effect of deterring tender offers or takeover attempts. Other provisions of our charter and bylaws may also have the effect of delaying or deterring a change in control.

                           FORWARD-LOOKING STATEMENTS

       This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including, among other things, information set forth under "Risk Factors" and matters described in the documents incorporated by reference, including the following factors:

       - our ability to maintain and strengthen our brand image

       - our ability to compete in a highly competitive business

       - our reliance on third party manufacturers

       - our ability to manage international markets and currency risk

       - our dependence on key customers and product segments

       - our ability to manage growth and broaden our business opportunities

       Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

       We estimate that the net proceeds from the sale of the 2,800,000 shares of common stock that we are offering at a public offering price of $23.15 per share will be approximately $60.8 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds from this offering will be approximately $70.0 million.

       We expect to use the net proceeds from this offering for the repayment of debt, payment of expenditures and working capital related to the addition of new retail stores and skateparks, and for working capital. As of May 22, 2001, the aggregate amount outstanding under our credit facility was approximately $16.6 million. We borrowed the amounts outstanding under our credit facility for general corporate purposes, including working capital and retail store and skatepark expansion. The weighted average interest rate on the revolving credit facility was 6.8% as of May 22, 2001. We will be able to re-borrow amounts repaid under our revolving credit facility. Pending such uses, the net proceeds of this offering will be invested in investment grade, interest-bearing instruments.

                        PRICE RANGE OF OUR COMMON STOCK

       Our common stock is traded on the Nasdaq National Market under the symbol "VANS." The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock, as reported by the Nasdaq National Market.

                                                              HIGH      LOW
                                                             ------    ------
Fiscal Year Ended May 31, 1999
  First Quarter............................................  $11.75    $ 6.38
  Second Quarter...........................................    9.75      5.25
  Third Quarter............................................    7.81      5.06
  Fourth Quarter...........................................   11.50      6.06

Fiscal Year Ended May 31, 2000
  First Quarter............................................  $12.75    $ 9.63
  Second Quarter...........................................   13.00     10.25
  Third Quarter............................................   16.44     11.56
  Fourth Quarter...........................................   17.06     13.88

Fiscal Year Ended May 31, 2001
  First Quarter............................................  $16.44    $12.31
  Second Quarter...........................................   17.88     12.00
  Third Quarter............................................   23.12     13.88
  Fourth Quarter (through May 23, 2001)....................   23.15     17.50

       On May 23, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $23.15.

                                 CAPITALIZATION

       The following table sets forth on an unaudited basis our capitalization as of February 24, 2001 and as adjusted to reflect the sale of the 2,800,000 shares of common stock we are offering at a public offering price of $23.15 per share and the receipt and use of the estimated net proceeds, after deducting the underwriting discounts and our estimated offering expenses.

                                                              AS OF FEBRUARY 24, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and short-term investments...........  $ 11,113     $ 42,434
                                                              ========     ========
Short-term borrowings:
  Revolving credit facility(1)..............................  $  9,000     $     --
  Letter-of-credit payable..................................     5,771           --
                                                              --------     --------
     Total short-term borrowings............................  $ 14,771     $     --
                                                              ========     ========
Long-term debt, including current portion:
  Term Loan.................................................  $ 14,679     $     --
  Switch note payable.......................................     1,919        1,919
  Capital lease obligations.................................        23           23
  Subsidiary debt...........................................     2,787        2,787
                                                              --------     --------
     Total long-term debt...................................  $ 19,408     $  4,729
                                                              --------     --------
  Stockholders' equity:
  Preferred stock; $0.001 par value; 5,000,000 shares
     authorized (1,500,000 shares designated as Series A
     Participating Preferred Stock); none issued and
     outstanding............................................  $     --     $     --
  Common stock; $0.001 value; 20,000,000 shares authorized;
     14,446,380 shares issued and outstanding...............        14           17
  Accumulated other comprehensive loss......................      (968)        (968)
  Additional paid-in capital................................   109,762      170,530
  Retained earnings.........................................    17,894       17,894
                                                              --------     --------
     Total stockholders' equity.............................  $126,702     $187,473
                                                              --------     --------
     Total capitalization...................................  $146,110     $192,202
                                                              ========     ========

------------
(1) As adjusted, as of February 24, 2001, prior to effecting a recent amendment to our credit facility, we would have had $63.0 million available under our revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Borrowings" for a description of our credit facility.

       The number of outstanding shares as of February 24, 2001 excludes 2,200,099 shares of common stock reserved for issuance under our stock option plans of which options to purchase 1,663,095 shares at a weighted average exercise price of $9.35 were outstanding.

                                DIVIDEND POLICY

       We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

       Set forth below is selected consolidated financial data of Vans, Inc. for the periods identified. The consolidated statements of operations data for each of the fiscal years ended May 31, 2000, 1999 and 1998 are derived from our consolidated financial statements which are incorporated by reference herein. The consolidated statements of operations data for each of the fiscal years ended May 31, 1997 and 1996 are derived from our consolidated financial statements which are not incorporated herein. KPMG LLP, our independent auditors, audited these financial statements. Certain amounts have been reclassified to conform to the current year presentation. The consolidated balance sheet data at February 24, 2001 and the statements of operations data for the thirty-nine weeks ended February 24, 2001 and February 26, 2000 are derived from our unaudited condensed consolidated financial statements which are incorporated by reference herein and have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for these periods and financial condition at that date. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following consolidated financial information together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and our consolidated financial statements incorporated by reference herein.

                                                                                                    THIRTY-NINE WEEKS ENDED
                                                        FISCAL YEARS ENDED MAY 31,                ---------------------------
                                           ----------------------------------------------------   FEBRUARY 24,   FEBRUARY 26,
                                             2000     1999(1)    1998(2)      1997       1996         2001           2000
                                           --------   --------   --------   --------   --------   ------------   ------------
                                                                                                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales................................  $277,328   $210,113   $176,559   $161,554   $117,971     $257,200       $210,495
Cost of sales............................   158,650    118,458    112,197     96,691     71,095      145,658        120,367
                                           --------   --------   --------   --------   --------     --------       --------
Gross profit.............................   118,678     91,655     64,362     64,863     46,876      111,542         90,128
Operating expenses:
  Selling and distribution...............    63,543     46,392     33,570     28,112     23,447       58,376         46,189
  Marketing, advertising and promotion...    20,228     20,685     17,138     13,162      8,281       19,081         16,252
  General and administrative.............    11,124      8,952      6,711      6,085      4,699        9,542          8,225
  Restructuring costs....................        --       (393)     8,212         --         --           --             --
  Provision for doubtful accounts........       763        528        698        711        762          828            503
  Amortization of intangibles............     1,417      1,287        933        836        777        1,208          1,046
                                           --------   --------   --------   --------   --------     --------       --------
      Total operating expenses...........    97,075     77,451     67,262     48,906     37,966       89,035         72,215
                                           --------   --------   --------   --------   --------     --------       --------
    Earnings (loss) from operations......    21,603     14,204     (2,900)    15,957      8,910       22,507         17,913
Interest income..........................       172        210        480        597         79          179             97
Interest and debt expense................    (2,637)    (1,158)      (262)      (438)    (3,418)      (2,206)        (1,935)
Other income, net........................       753      1,014         98        619      1,368          887            747
                                           --------   --------   --------   --------   --------     --------       --------
    Earnings (loss) before income taxes
      and minority interest in income of
      consolidated subsidiaries..........    19,891     14,270     (2,584)    16,735      6,939       21,367         16,822
Income tax expense (benefit).............     6,800      4,852       (510)     5,996      2,776        7,265          5,719
Minority share of income.................     1,004        693        603        302         --          986            789
                                           --------   --------   --------   --------   --------     --------       --------
Net earnings (loss) before extraordinary
  item...................................  $ 12,087   $  8,725   $ (2,677)  $ 10,437   $  4,163     $ 13,116       $ 10,314
Extraordinary loss on early
  extinguishment of debt, net of income
  tax benefit of $677,000................        --         --         --         --      1,015           --             --
Net earnings (loss)......................  $ 12,087   $  8,725   $ (2,677)  $ 10,437   $  3,148     $ 13,116       $ 10,314
                                           ========   ========   ========   ========   ========     ========       ========
Per share information:
  Basic earnings (loss) per share........  $   0.89   $   0.66   $  (0.20)  $   0.81   $   0.32     $   0.94       $   0.76
  Diluted earnings (loss) per share......  $   0.84   $   0.64   $  (0.20)  $   0.76   $   0.30     $   0.87       $   0.72
Weighted average common shares
  Basic..................................    13,603     13,290     13,284     12,963      9,747       14,026         13,561
  Diluted................................    14,468     13,667     13,284     13,805     10,406       15,027         14,369
OPERATING DATA:
  U.S. Wholesale Sales...................  $108,663   $ 87,546   $ 77,500   $ 78,127   $ 61,706     $102,901       $ 81,877
  U.S. Retail Sales......................    77,761     60,050     46,985     36,999     29,356       79,074         57,739
  International Sales....................    90,904     62,517     52,074     46,428     26,909       75,225         70,879
                                           --------   --------   --------   --------   --------     --------       --------
  Net Sales..............................  $277,328   $210,113   $176,559   $161,554   $117,971     $257,200       $210,495
  Comparable store sales % increase......       8.2%      11.1%      16.2%      17.1%      10.2%        13.8%           8.4%
  Total Number of Retail Stores (at end
    of period)(3)........................       131        111         98         84         82          140            128
  EBITDA(4)..............................  $ 28,408   $ 20,246   $  1,698   $ 20,006   $ 13,454     $ 29,199       $ 23,079

                                     MAY 31,   MAY 31,    MAY 31,    MAY 31,    MAY 31,    FEBRUARY 24,
                                      1996       1997       1998       1999       2000         2001
                                     -------   --------   --------   --------   --------   ------------
BALANCE SHEET DATA:
  Working capital..................  $41,404   $ 53,398   $ 51,777   $ 60,589   $ 70,700     $ 82,046
  Total assets.....................   90,461    105,824    113,338    130,538    171,478      194,568
  Long-term debt, including current
     portion.......................      441        807      2,248      9,994     12,207       19,408
  Total stockholders' equity.......   72,728     88,282     86,148     95,151    108,317      126,702

------------
(1) Includes recovery of $393,000 of the costs associated with the restructuring of our U.S. operations in 1998.

(2) Includes a $9,447,000 write-down of domestic inventory related to the closing of our Vista, California facility. Also includes $8,212,000 of one-time restructuring costs related to the closing of our Vista, California facility and the restructuring of our European operations. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- 1998 Restructuring."

(3) Includes six skateparks at February 24, 2001, four skateparks at May 31, 2000, three skateparks at February 26, 2000 and one skatepark at May 31, 1999.

(4) EBITDA is net earnings excluding interest, taxes, depreciation and amortization and should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion of our financial condition and results of operations should be read in conjunction with our selected consolidated financial data included elsewhere in this prospectus and our consolidated financial statements incorporated by reference herein. Certain amounts have been reclassified to conform to the current year presentation. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

       Vans is a leading global sports and lifestyle company that merchandises, designs, sources and distributes VANS-branded active-casual and performance footwear, apparel and accessories for Core Sports. Core Sports, including skateboarding, snowboarding, surfing, wakeboarding, BMX riding and motocross, are generally recognized for the fun, creativity and individual achievement experienced while attempting various tricks or maneuvers within these sports. Our focus has been proprietary branding with the goal of creating a leadership position for our brand and a strong emotional connection with our customers. Our VANS brand targets 10 to 24 year old participants, enthusiasts and emulators of the Core Sports culture. We have implemented a unique marketing plan to reach our customers through multiple points of contact which include owning and operating Core Sports entertainment events and venues, such as the VANS Triple Crown Series, VANS skateparks and the VANS High Cascade Snowboard Camp, sponsoring over 600 professional and amateur athletes and the VANS Warped Tour, as well as advertising in targeted print and television media. As a result of the successful implementation of our brand-building and marketing strategy, along with the development of our new management team, we have achieved substantial growth over the past five fiscal years.

1998 RESTRUCTURING

       In fiscal 1998, our business was negatively impacted by several factors that caused us to take a number of restructuring actions and incur an $8,212,000 restructuring charge and a $9,447,000 inventory write-down as described below. Sales of our products in Japan, which represented approximately half of our international sales in fiscal 1998, declined significantly as a result of Japanese economic difficulties in the second half of fiscal 1998. Additionally, in 1998 the U.S. footwear market experienced a significant slowdown due to, among other things, excess inventory and an excess of retail square footage devoted to athletic footwear. We were also negatively impacted by a decline in demand for vulcanized footwear, particularly in Japan, which was our largest market for that product at that time. Accordingly, during the fourth quarter of our fiscal 1998, we restructured our U.S. operations and announced the closure of our last U.S. manufacturing facility, located in Vista, California. The closure of the Vista facility was primarily due to a significant reduction in orders for our domestically-produced footwear as a result of the factors described above. Additionally, during the fourth quarter of fiscal 1998, we commenced the restructuring of our European operations by terminating certain distributor relationships and replacing them with sales agents and a European-based operational structure designed to directly support those agents.

       The closure of the Vista facility has resulted in the following benefits to us:

       - decreased cost of goods for product produced at the Vista facility versus foreign-sourced product;

       - the elimination of variances in the manufacturing cost-per-unit which resulted from increases and decreases in production levels at the Vista facility; and

       - increased management focus on marketing and distribution rather than facility management and cost accounting.

       The European restructuring has enabled us to recognize the sales and income previously recognized by the distributors, and we believe that the establishment of a Company-owned European operational structure has enabled us to more efficiently coordinate our sales and marketing efforts and control our distribution. We have experienced increased operating expenses in connection with the European restructuring.

       We incurred a restructuring charge of $8,212,000 and a write-down of domestic inventory of $9,447,000 in connection with these matters in the fourth quarter of our fiscal 1998. The majority of the costs for these restructurings were incurred in the first nine months of fiscal 1999. The remaining cash payments to one of the terminated distributors will be completed in fiscal 2002. The Vista facility was closed on August 6, 1998.

EQUITY INVESTMENTS

       We have received equity securities in Quokka Sports and Launch Media in connection with the sales of businesses in which we held a minority interest. Under FASB Statement No. 115, temporary declines in the value of these investments are not recognized in earnings, but are reported as a separate component of stockholders' equity. However, a decline in fair value that is other than temporary must be accounted for as a realized loss and included in earnings. We made such an adjustment to our investment in Quokka Sports during the third quarter of fiscal 2001. See " -- Results of Operations" below. We may be required to write-down the Launch Media investment to its fair market value in the event its decline is ultimately determined to be other than temporary. As of February 24, 2001, our remaining investment in Quokka Sports was approximately $7,000 and our investment in Launch was approximately $650,000 with an unrealized loss of $539,000.

RESULTS OF OPERATIONS

       The following table sets forth our operating results, expressed as a percentage of net sales, for the periods indicated.

                                                                             THIRTY-NINE WEEKS ENDED
                                             FISCAL YEARS ENDED MAY 31,    ----------------------------
                                             --------------------------    FEBRUARY 24,    FEBRUARY 26,
                                              2000      1999      1998         2001            2000
                                             ------    ------    ------    ------------    ------------
Net sales..................................  100.0%    100.0%    100.0%       100.0%          100.0%
Cost of sales..............................   57.2      56.4      63.5         56.6            57.2
                                             -----     -----     -----        -----           -----
Gross profit...............................   42.8      43.6      36.5         43.4            42.8
Operating expenses:
  Selling and distribution.................   22.9      22.1      19.0         22.7            21.9
  Marketing, advertising and promotion.....    7.3       9.8       9.7          7.4             7.7
  General and administrative...............    4.0       4.3       3.8          3.7             3.9
  Restructuring costs......................    0.0      (0.2)      4.7          0.0             0.0
  Provision for doubtful accounts..........    0.3       0.3       0.4          0.3             0.2
  Amortization of intangibles..............    0.5       0.6       0.5          0.5             0.5
                                             -----     -----     -----        -----           -----
       Total operating expenses............   35.0      36.9      38.1         34.6            34.3
                                             -----     -----     -----        -----           -----
     Earnings (loss) from operations.......    7.8       6.8      (1.6)         8.8             8.5
Interest income............................    0.1       0.1       0.3          0.1             0.0
Interest and debt expense..................   (1.0)     (0.6)     (0.1)        (0.9)           (0.9)
Other income, net..........................    0.3       0.5       0.1          0.3             0.4
                                             -----     -----     -----        -----           -----
     Earnings (loss) before income taxes
       and minority interest in income of
       consolidated subsidiaries...........    7.2       6.8      (1.5)         8.3             8.0
Income tax expense (benefit)...............    2.5       2.3      (0.3)         2.8             2.7
Minority share of income...................    0.4       0.3       0.3          0.4             0.4
                                             -----     -----     -----        -----           -----
Net earnings (loss)........................    4.4%      4.2%     (1.5)%        5.1%            4.9%
                                             =====     =====     =====        =====           =====

THIRTY-NINE WEEK PERIOD ENDED FEBRUARY 24, 2001 AS COMPARED TO THE THIRTY-NINE WEEK PERIOD ENDED FEBRUARY 26, 2000

     NET SALES

       Net sales for the thirty-nine weeks ended February 24, 2001 increased 22.2% to $257,200,000, as compared to $210,495,000 for the same period a year ago. The sales increase was driven by increased sales through all of our sales channels, as discussed below.

       Total U.S. sales, including sales through our U.S. retail stores, increased 30.3% to $181,975,000 for the thirty-nine weeks ended February 24, 2001 from $139,616,000 for the same period a year ago. Total international sales increased 6.1% to $75,225,000 for the thirty-nine weeks ended February 24, 2001, as compared to $70,879,000 for the same period a year ago.

       The increase in total U.S. sales resulted from a 25.7% increase in domestic wholesale sales as a result of increased penetration of existing accounts and a 37.0% increase in sales through our U.S. retail stores. The increase in U.S. retail store sales was driven by sales from a net increase of 12 new stores versus a year ago, including three skateparks, and a 13.8% increase in comparable store sales (excluding revenue from concessions and skate sessions at our skateparks) which was partially attributable to store remodels, store expansions and increases in sales of equipment and women's shoes. The increase in international sales was primarily due to increased sales in Latin America and Europe and an increase in royalties from International Trading Corporation, partially offset by a decrease in sales to Japan, which resulted from a change in our contractual relationship with ITC from a distribution arrangement to a license arrangement. The increase in European sales was also partially offset by the decline in the euro and the pound, year-over-year.

     GROSS PROFIT

       Gross profit increased 23.8% to $111,542,000 in the thirty-nine weeks ended February 24, 2001 from $90,128,000 in the same period a year ago. As a percentage of net sales, gross profit increased to 43.4% for the thirty-nine weeks ended February 24, 2001 from 42.8% for the same period a year ago. The increase in gross profit as a percentage of sales was primarily due to a change in sales mix (e.g., higher-margin retail sales made up 30.7% of total net sales in the thirty-nine weeks ended February 24, 2001, versus 27.4% in the same period a year ago), and an increase in royalties, year-over-year, partially offset by a decline in gross profit in Europe due to the decline in the euro and the pound.

     EARNINGS FROM OPERATIONS

       Earnings from operations increased 25.6% to $22,507,000 in the thirty-nine weeks ended February 24, 2001 from $17,913,000 in the same period a year ago. Operating expenses in the thirty-nine weeks ended February 24, 2001 increased 23.3% to $89,034,000 from $72,215,000 in the same period a year ago, primarily due to a $12,187,000 increase in selling and distribution expense, a $2,829,000 increase in marketing, advertising and promotion expense, and a $1,317,000 increase in general and administrative expenses, as discussed below. As a percentage of sales, operating expenses were essentially flat at 34.6% versus 34.3% on a year-to-year basis.

       Selling and distribution. Selling and distribution expenses increased 26.4% to $58,376,000 in the thirty-nine weeks ended February 24, 2001 from $46,189,000 in the same period a year ago, primarily due to increased personnel costs, rent expense and other operating costs associated with the expansion of our retail division by the net addition of 12 new stores, including three new skateparks, and increased salaries, commissions and distribution costs required to support our U.S. and international sales growth.

       Marketing, advertising and promotion. Marketing, advertising and promotion expenses increased 17.4% to $19,081,000 in the thirty-nine weeks ended February 24, 2001 from $16,252,000 in the same period a year ago, primarily due to higher print and television advertising expenditures related to the back-to-school selling season, increased direct advertising and promotional expense in Europe and increased costs associated with new events included in the VANS Triple Crown Series. These increases were partially offset by increased third party sponsorship of our major entertainment events and venues.

       General and administrative. General and administrative expenses increased 16.0% to $9,542,000 in the thirty-nine weeks ended February 24, 2001 from $8,225,000 in the same period a year ago, primarily due to increased labor, recruiting and other employee-related expenses to support our sales growth, increased legal expenses related to our ongoing worldwide efforts to protect and preserve our intellectual property rights and to defend certain patent litigation with The Burton Corporation and increased professional fees for international tax consulting.

       Provision for doubtful accounts. The amount that was provided for bad debt expense in the thirty-nine weeks ended February 24, 2001 increased to $828,000 from $503,000 in the same period a year ago primarily due to an increase in the allowance for doubtful accounts to correspond to the increased risk in accounts receivable which resulted from higher sales.

       Amortization of intangibles. Amortization of intangibles increased 15.5% to $1,208,000 for the thirty-nine weeks ended February 24, 2001 from $1,046,000 for the same period a year ago, primarily due to the increase in goodwill associated with the acquisition of an additional 20% of the Vans Inc. Limited common shares.

     INTEREST INCOME

       Interest income increased to $179,000 during the thirty-nine weeks ended February 24, 2001 from $97,000 in the same period of the prior year due to higher cash balances in Europe throughout the thirty-nine weeks ended February 24, 2001 and overall improved cash management.

     INTEREST AND DEBT EXPENSE

       Interest and debt expense increased to $2,206,000 for the thirty-nine weeks ended February 24, 2001 from $1,935,000 in the same period a year ago, primarily due to increased borrowings under our credit facility. See
"-- Liquidity and Capital Resources, Borrowings."

     OTHER INCOME

       Other income increased to $887,000 for the thirty-nine weeks ended February 24, 2001 from $747,000 for the same period a year ago, primarily due to a gain of $835,000 recognized from the sale and earn-out of our interest in the entity which owned the VANS Warped Tour and increased non-footwear licensing fees, partially offset by the loss on recognition of an other-than-temporary decline in fair value of $486,000 in our investment in Quokka Sports and exchange rate losses of $430,000 caused by the decline in the value of the euro year-over-year.

     INCOME TAX EXPENSE

       Income tax expense increased to $7,265,000 for the thirty-nine weeks ended February 24, 2001 from $5,719,000 for the same period in the fiscal year ended May 31, 2000 as a result of the higher earnings discussed above. The effective tax rate remained consistent, year-over-year, at 34.0%. We expect our effective tax rate to decrease to approximately 30% by fiscal year 2002. However, this decrease may not occur or we may not be able to maintain this lower tax rate in future periods due to changes in the tax law or interpretations thereof with respect to our tax positions.

     MINORITY SHARE OF INCOME

       Minority interest increased to $986,000 for the thirty-nine weeks ended February 24, 2001 from $789,000 for the same period a year ago, primarily due to the increased profitability of Van Pac, LLC and the inclusion of VASH, LLC, which did not exist in the same period of the prior year. These increases were partially offset by our decreased minority ownership of Vans Inc. Limited.

FISCAL YEAR 2000 AS COMPARED TO FISCAL YEAR 1999

     NET SALES

       Net sales for the fiscal year ended May 31, 2000 increased 32.0% to $277,328,000 from $210,113,000 for the fiscal year ended May 31, 1999. The sales increase was driven by increased sales through each of our sales channels, as discussed below.

       Total U.S. sales, including sales through our U.S. retail stores, increased 26.3% to $186,424,000 for the fiscal year ended May 31, 2000 from $147,596,000 for the fiscal year ended May 31, 1999. Total international sales, including sales through our six European stores, increased 45.4% to $90,904,000 for the fiscal year ended May 31, 2000, as compared to $62,517,000 for the fiscal year ended May 31, 1999.

       The increase in total U.S. sales in the fiscal year ended May 31, 2000 resulted from a 24.1% increase in domestic wholesale sales and a 29.5% increase in sales through our U.S. retail stores. The increase in wholesale sales was primarily due to increased penetration of existing accounts and the addition of new customers. The increase in U.S. retail store sales was driven by sales from a net increase of 20 new stores in the fiscal year ended May 31, 2000, including three skateparks and an 8.2% increase in comparable store sales (which excludes revenue from skate sessions at our skateparks). The increase in international sales was primarily due to a significant increase in sales to France, Germany, Japan, Latin America and Canada, partially offset by a decrease in royalties received from ITC.

     GROSS PROFIT

       Gross profit increased 29.5% to $118,678,000 in the fiscal year ended May 31, 2000 from $91,655,000 in the fiscal year ended May 31, 1999. The increase in gross profit was primarily due to the increase in sales discussed above. As a percentage of net sales, gross profit was slightly higher for the fiscal year ended May 31, 2000 at 42.8% versus 43.6% for the fiscal year ended May 31, 1999.

     EARNINGS FROM OPERATIONS

       We had earnings from operations of $21,603,000 in the fiscal year ended May 31, 2000 versus $14,204,000 in the fiscal year ended May 31, 1999. Operating expenses in the fiscal year ended May 31, 2000 increased 25.3% to $97,075,000 from $77,451,000 in the fiscal year ended May 31, 1999, due primarily to the increases in selling and distribution and general and administrative expenses discussed below. As a percentage of sales, operating expenses decreased from 36.9% to 35.0% on a year-to-year basis.

       Selling and distribution. Selling and distribution expenses increased 37.0% to $63,543,000 in the fiscal year ended May 31, 2000 from $46,392,000 in the fiscal year ended May 31, 1999, primarily due to increased personnel costs, rent expense and other operating costs associated with the expansion of our retail division by the net addition of 20 new stores, including three skateparks, operating costs related to the restructuring of our European distribution relationships, which was not yet fully implemented in the fiscal year ended May 31, 1999 and increased sales commissions due to the increase in wholesale sales discussed above.

       Marketing, advertising and promotion. Marketing, advertising and promotion expenses decreased 2.2% to $20,228,000 in the fiscal year ended May 31, 2000 from $20,685,000 in the fiscal year ended May 31, 1999. The net decrease in marketing, advertising and promotion expenses was the result of increased third party sponsorship of our major entertainment events and venues which offset increased print and television advertising expenditures, increased direct advertising and promotional expense in Europe resulting from the restructuring of our European distribution relationships and increased costs associated with new events included in the VANS Triple Crown Series.

       General and administrative. General and administrative expenses increased 24.3% to $11,124,000 in the fiscal year ended May 31, 2000 from $8,952,000 in the fiscal year ended May 31, 1999, primarily due to increased labor, recruiting and other employee-related expenses to support our sales growth, operating costs related to the restructuring of our European distribution relationships, which was not yet fully implemented in the fiscal year ended May 31, 1999, increased legal expenses related to our ongoing worldwide efforts to protect and preserve our intellectual property rights and the inclusion of operating costs related to the VANS High Cascade Snowboard Camp acquired in the fiscal year ended May 31, 2000.

       Provision for doubtful accounts. The amount that was provided for bad debt expense in the fiscal year ended May 31, 2000 increased to $763,000 from $528,000 in the fiscal year ended May 31, 1999, due to an increase in the general allowance for doubtful accounts to correspond to the increase in accounts receivable resulting from higher sales.

       Amortization of intangibles. Amortization of intangibles increased to $1,417,000 for the fiscal year ended May 31, 2000 from $1,287,000 in the fiscal year ended May 31, 1999, primarily due to the increase in goodwill related to the acquisition of an additional 10% of Vans Inc. Limited's common shares in the second quarter of the fiscal year ended May 31, 2000.

     INTEREST INCOME

       Interest income declined to $172,000 in the fiscal year ended May 31, 2000 versus $210,000 in the fiscal year ended May 31, 1999 due to increased utilization of our cash to fund our sales growth. We had no investment accounts at May 31, 2000.

     INTEREST AND DEBT EXPENSE

       Interest and debt expense increased to $2,637,000 for the fiscal year ended May 31, 2000 from $1,158,000 in the fiscal year ended May 31, 1999, primarily due to increased borrowings under our credit facility to support our sales growth. See "-- Liquidity and Capital Resources, Borrowings."

     OTHER INCOME

       Other income primarily consists of royalty payments received from the non-footwear related licensing of our trademarks and rental income. Other income decreased to $753,000 for the fiscal year ended May 31, 2000 from $1,014,000 for the fiscal year ended May 31, 1999, primarily due to foreign currency losses, partially offset by higher rental income.

     INCOME TAX EXPENSE

       Income tax expense increased to $6,800,000 in the fiscal year ended May 31, 2000 from $4,852,000 in the fiscal year ended May 31, 1999 as a result of the increase in earnings discussed above. The effective tax rate increased slightly from 34.0% in the fiscal year ended May 31, 1999 to 34.2% in the fiscal year ended May 31, 2000 primarily due to changes in the tax benefit derived from the operation of our subsidiary, Vans Far East Limited.

     MINORITY SHARE OF INCOME

       Minority share of income increased to $1,004,000 in the fiscal year ended May 31, 2000 from $693,000 in the fiscal year ended May 31, 1999, primarily due to increased earnings of Vans Latinoamericana, the addition of the Van Pac LLC and VASH LLC joint ventures in the fiscal year ended May 31, 2000 and increased earnings of Vans Inc. Limited, partially offset by the decrease in the minority ownership of Vans Inc. Limited.

FISCAL YEAR 1999 AS COMPARED TO FISCAL YEAR 1998

     NET SALES

       Net sales for the fiscal year ended May 31, 1999 increased 19.0% to $210,113,000, compared to $176,559,000 for the fiscal year ended May 31, 1998. The sales increase in the fiscal year ended May 31, 1999 was driven by increased sales through each of our sales channels, as discussed below.

       Total U.S. sales, including sales through our U.S. retail stores, increased 18.6% to $147,596,000 for the fiscal year ended May 31, 1999 from $124,485,000 for the fiscal year ended May 31, 1998. Total international sales increased 20.1% to $62,517,000 for the fiscal year ended May 31, 1999, as compared to $52,074,000 for the fiscal year ended May 31, 1998.

       The increase in total U.S. sales in the fiscal year ended May 31, 1999 resulted from a 13.0% increase in domestic wholesale sales as we increased penetration of existing accounts, a 27.8% increase in sales through our U.S. retail stores and an increase in sales of snow-related products including the addition of sales of the Switch Autolock binding system. The increase in U.S. retail store sales was driven by sales from a net increase of 13 new stores in the fiscal year ended May 31, 1999, and an 11.1% increase in comparable store sales. The increase in international sales was primarily due to a 180.1% increase in sales in the fourth quarter, led by a $9,053,000 increase in sales in Europe in connection with the restructuring of our European distribution relationships to a direct sales organization in certain countries rather than distributors and an increase in royalties from Japan versus a significant decline in royalties from Japan which occurred in the third and fourth quarters of the fiscal year ended May 31, 1998.

     GROSS PROFIT

       Gross profit increased 42.4% to $91,655,000 in the fiscal year ended May 31, 1999 from $64,362,000 in the fiscal year ended May 31, 1998. As a percentage of net sales, gross profit increased to 43.6% for the fiscal year ended May 31, 1999 from 36.5% for the fiscal year ended May 31, 1998.

       The increase in the fiscal year ended May 31, 1999 gross profit was primarily due to the unusually low gross profit for the fiscal year ended May 31, 1998 due to the $9,447,000 write-down of domestic inventory taken in connection with the restructuring of our U.S. operations, the higher profit margin recognized in restructuring of our European distribution relationships, increased sales through our retail stores and the benefits of better sourcing prices from factories in Asia.

     EARNINGS FROM OPERATIONS

       Earnings from operations were $14,204,000 in the fiscal year ended May 31, 1999 versus a loss of $2,900,000 in the fiscal year ended May 31, 1998 which reflected the costs associated with the restructuring of our U.S. operations and the related write-down of domestic inventory. Operating expenses in the fiscal year ended May 31, 1999 increased 15.1% to $77,451,000 from $67,262,000 in the fiscal year ended May 31, 1998, primarily due to increases in selling and distribution expenses and marketing, advertising and promotion expenses, each as discussed below. As a percentage of sales, operating expenses decreased from 38.1% to 36.9%, on a year-to-year basis, primarily because the fourth quarter of the fiscal year ended May 31, 1998 included the costs associated with the restructuring of our U.S. operations.

       Selling and distribution. Selling and distribution expenses increased 38.2% to $46,392,000 in the fiscal year ended May 31, 1999 from $33,570,000 in the fiscal year ended May 31, 1998, primarily due to start-up costs related to the restructuring of our European distribution relationships, increased personnel costs, rent expense and other operating costs associated with the expansion of our retail division by a net increase of 13 new stores, the inclusion of operating costs related to certain of our subsidiaries, including Switch, which was acquired in the fiscal year ended May 31, 1999, and costs required to support our U.S. sales growth.

       Marketing, advertising and promotion. Marketing, advertising and promotion expenses increased 20.7% to $20,685,000 in the fiscal year ended May 31, 1999 from $17,138,000 in the fiscal year ended May 31, 1998, primarily due to higher print and television advertising expenditures related to the back-to-school selling season, increased co-op advertising to support U.S. wholesale sales, increased costs associated with the VANS Warped Tour '98 and the establishment of several events included in the VANS Triple Crown Series, increased royalty expense related to footwear, snowboard boots and clothing which bear the licensed names and logos of certain of our athletes and increased direct advertising and promotional expense in Europe resulting from the restructuring of our European distribution relationships.

       General and administrative. General and administrative expenses increased 33.4% to $8,952,000 in the fiscal year ended May 31, 1999 from $6,711,000 in the fiscal year ended May 31, 1998, primarily due to increased labor, recruiting and other employee-related expenses to support our sales growth, increased legal expenses related to our ongoing worldwide efforts to protect and preserve our intellectual property rights and increased depreciation expense associated with new equipment and tenant improvements at our Santa Fe Springs, California facility.

       Restructuring reserve expense (recovery). We recovered $393,000 of the costs associated with the restructuring of our U.S. operations in the fiscal year ended May 31, 1999 due to the less-than-expected costs to shut down our manufacturing facility in Vista, California, compared to the $8,212,000 of costs associated with the restructuring of our U.S. operations recognized in the fourth quarter of the fiscal year ended May 31, 1998.

       Provision for doubtful accounts. The amount that was provided for bad debt expense in the fiscal year ended May 31, 1999 decreased to $528,000 from $698,000 in the fiscal year ended May 31, 1998 due to improvements in the management of past due accounts.

       Amortization of intangibles. Amortization of intangibles increased 37.9% to $1,287,000 in the fiscal year ended May 31, 1999 from $933,000 in the fiscal year ended May 31, 1998, primarily due to the increase in goodwill associated with the Switch acquisition.

     INTEREST INCOME

       Interest income decreased to $210,000 in the fiscal year ended May 31, 1999 versus $480,000 in the fiscal year ended May 31, 1998 because we utilized a portion of interest-bearing investments to fund sales growth. As a result, our investment accounts decreased to zero at May 31, 1999.

     INTEREST AND DEBT EXPENSE

       Interest and debt expense increased to $1,158,000 for the fiscal year ended May 31, 1999 from $262,000 in the fiscal year ended May 31, 1998, primarily due to increased borrowings to support sales growth and to finance purchases of Common Stock pursuant to our stock repurchase program. See
"-- Liquidity and Capital Resources, Borrowings."

     OTHER INCOME

       Other income primarily consists of royalty payments from the non-footwear related licensing of our trademarks and rental income. Other income increased to $1,014,000 for the fiscal year ended May 31, 1999 from $98,000 for the fiscal year ended May 31, 1998, primarily due to foreign currency gains and additional rental income.

     INCOME TAX EXPENSE (BENEFIT)

       Income tax expense increased to $4,852,000 in the fiscal year ended May 31, 1999 from an income tax benefit of $510,000 in the fiscal year ended May 31, 1998 as a result of the earnings discussed above, compared to the net loss we recognized for the fiscal year ended May 31, 1998 as a result of the costs associated with the restructuring of our U.S. operations and the related write-down of domestic inventory.

     MINORITY SHARE OF INCOME

       Minority interest increased to $693,000 for the fiscal year ended May 31, 1999 from $603,000 for the fiscal year ended May 31, 1998, primarily due to the increased earnings of Vans Inc. Limited, partially offset by the decrease in the minority ownership of Vans Inc. Limited.

LIQUIDITY AND CAPITAL RESOURCES

     CASH FLOWS

       We have historically financed our operations with a combination of cash flows from operations, borrowings under a credit facility and the sale of equity securities. See "-- Borrowings" below.

       We experienced an inflow of cash from operating activities of $1,598,000 during the thirty-nine weeks ended February 24, 2001, compared to an outflow of $7,613,000 for the same period a year ago. Cash provided by operations for the thirty-nine weeks ended February 24, 2001 primarily resulted from an increase in earnings and the add-back for depreciation and amortization, partially offset by an increase in net accounts receivable to $48,705,000 at February 24, 2001, from $34,600,000 at May 31, 2000 and an increase in net inventory to $57,947,000 at February 24, 2001, from $50,142,000 at May 31, 2000. Cash outflows from operations in the thirty-nine weeks ended February 26, 2000 primarily resulted from increases in accounts receivable and inventory and a reduction in accounts payable.

       We had a net cash outflow from investing activities of $10,382,000 in the thirty-nine weeks ended February 24, 2001, compared to a net cash outflow of $10,535,000 in the same period a year ago. The cash outflows in the thirty-nine weeks ended February 24, 2001 were primarily due to capital expenditures related to new retail store openings and skateparks. Cash used in investing activities for the thirty-nine weeks ended February 26, 2000 was also primarily related to new retail store openings and skateparks.

       We had a net cash inflow from financing activities of $4,484,000 for the thirty-nine weeks ended February 24, 2001, compared to a net cash inflow of $19,018,000 for the same period a year ago, primarily due to proceeds from the exercise of stock options, short-term borrowings under our credit facility, and long-term debt incurred by us and our South American subsidiaries. Such net cash inflows were used to support the increase in accounts receivable and inventory discussed below. See "-- Borrowings" below. Cash provided by financing activities in the thirty-nine weeks ended February 26, 2000 was primarily related to proceeds from short-term borrowings under our credit facility.

       Accounts receivable, net of allowance for doubtful accounts, increased from $34,600,000 at May 31, 2000, to $48,705,000 at February 24, 2001, primarily due to an increase in our European and domestic accounts receivable resulting from the increase in sales discussed above. Inventories increased to $57,947,000 at February 24, 2001, from $50,142,000 at May 31, 2000, primarily due to increased inventory held at our distribution center in Santa Fe Springs, California to support increased domestic sales and orders and an increased number of finished goods held for sale at our retail stores to support the net addition of nine new stores, including three skateparks, and increased sales.

       We experienced an inflow of cash from operating activities of $5,225,000 during the fiscal year ended May 31, 2000, compared to an outflow of $8,421,000 for the fiscal year ended May 31, 1999 and an inflow of $6,114,000 for the fiscal year ended May 31, 1998. Cash provided by operations for the fiscal year ended May 31, 2000 primarily resulted from earnings from operations, the add-back for depreciation and amortization, the increase in income taxes payable and the increase in accrued payroll and related expenses. Cash inflows from operations were partially offset by an increase in net inventory to $50,142,000 at May 31, 2000, from $37,025,000 at May 31, 1999, as described below, an increase in net accounts receivable to $34,600,000 at May 31, 2000, from $30,056,000 at May 31, 1999, as described below, an increase in prepaid expenses and an increase in other assets. Cash outflows in the fiscal year ended May 31, 2000 were a result of increased business activities to support increased sales. Cash outflows from operations in the fiscal year ended May 31, 1999 primarily resulted from increases in accounts receivable and inventories and the payment of costs associated with restructuring of our U.S. operations. Cash inflows in the fiscal year ended May 31, 1998 were primarily the result of the add-back of the write-down of inventory associated with the closing of our Vista, California facility, the increase in deferred tax assets, the decrease in accounts receivable, and the accrual for the 1998 restructuring costs, partially offset by earnings.

       We had a net cash outflow from investing activities of $12,455,000 in the fiscal year ended May 31, 2000, compared to a net cash outflow of $5,570,000 in the fiscal year ended May 31, 1999, and a net cash outflow of $7,463,000 in the fiscal year ended May 31, 1998. The fiscal year ended May 31, 2000 outflows were primarily due to capital expenditures related to new retail store openings and skateparks. Cash used in investing activities for the fiscal year ended May 31, 1999 was primarily related to new retail store openings, and were partially offset by proceeds from the sale of assets in connection with the closing of our manufacturing facility in Vista, California. Cash used in investing activities for the fiscal year ended May 31, 1998 was primarily related to new retail store openings, tenant improvements at our corporate headquarters, and investments in other companies.

       We had a net cash inflow from financing activities of $15,302,000 for the fiscal year ended May 31, 2000, compared to a net cash inflow of $4,966,000 for the fiscal year ended May 31, 1999, and a net cash inflow of $2,962,000 for the fiscal year ended May 31, 1998. The fiscal year 2000 inflow was primarily due to short-term borrowings under our credit facility and long-term debt incurred by us and our South American subsidiaries. See "-- Borrowings" below. Cash provided by financing activities in the fiscal year ended May 31, 1999 was related to proceeds from short-term borrowings under our former bank revolving line of credit, and proceeds from long-term debt incurred by Vans Latinoamericana, partially offset by the repurchase of $3,960,000 of common stock pursuant to our stock repurchase program. Cash provided by financing activities in the fiscal year ended May 31, 1998 was related to proceeds from short-term borrowings under our former bank revolving line of credit, and proceeds from long-term debt incurred by Vans Latinoamericana.

       We had accounts receivable, net of allowance for doubtful accounts, of $34,600,000 for the fiscal year ended May 31, 2000 compared to accounts receivable, net of allowance for doubtful accounts, of $30,056,000 for the fiscal year ended May 31, 1999, and accounts receivable, net of allowance for doubtful accounts, of $17,300,000 for the fiscal year ended May 31, 1998. The increase in accounts receivable, net of allowance for doubtful accounts, for fiscal year 2000, was primarily due to an increase in our domestic accounts receivable due to the increase in sales discussed above and the inclusion of accounts receivable for sales in Europe due to the restructuring of our European distribution relationships, which was not yet fully implemented in the fiscal year ended May 31, 1999. The increase in accounts receivable, net of allowance for doubtful accounts, for fiscal year 1999 was primarily due to an increase in net sales. Inventories increased to $50,142,000 at May 31, 2000, from $37,025,000 at May 31, 1999 and $29,841,000 at May 31, 1998. The increase in inventories for fiscal year 2000 was primarily due to increased inventory held at our distribution center in Holland (established in connection with the restructuring of our European distribution relationships), increased inventory held by our South American subsidiaries, increased inventory held at our Santa Fe Springs, California facility to support increased sales and an increased number of finished goods held for sale at our retail stores to support the net addition of 20 new stores, including three skateparks, and increased sales. The increase in inventories for fiscal year 1999 was primarily due to increased inventory held at our distribution center in Holland, an increased number of finished goods held for sale at our retail stores to support increased sales and the consolidation of our subsidiary in Uruguay in our financial statements.

     BORROWINGS

       We maintain a $100.0 million unsecured credit facility pursuant to a credit agreement with several lenders. This credit facility permits us to utilize the funds thereof for general corporate purposes, capital expenditures, acquisitions and stock repurchases.

       Of the $100.0 million amount of the credit facility, $85.0 million is in the form of an unsecured revolving line of credit, and $15.0 million is in the form of an unsecured term loan. The revolving line of credit expires on April 30, 2004. We have the option to pay interest on revolving line of credit advances at a rate equal to either LIBOR plus a margin, or the base rate plus a margin. The LIBOR rate margin and the base rate margin are based on our ratio of "Funded Debt" to "EBITDA," each as defined in the credit agreement.

       Of the $15.0 million term loan, approximately $5.0 million was disbursed at the closing of the credit facility to replace a portion of our former credit facility used for our stock repurchase program, which was completed in the fiscal year ended May 31, 1999, approximately $3.0 million was disbursed in the second quarter of the fiscal year ended May 31, 2000 for capital expenditures, and the remaining portion was disbursed in the first quarter of the fiscal year ending May 31, 2001 for capital expenditures. The term loan expires May 31, 2004, and the principal thereof is payable in 14 quarterly installments beginning February 28, 2001, and ending May 31, 2004. We have the option to pay interest on the term loan at LIBOR plus a margin for advances of one, two, three or six months, or a base rate for U.S. dollar advances.

       Under the credit agreement, we must maintain certain financial covenants and are prohibited from engaging in certain transactions or taking certain corporate actions, such as the payment of dividends, without the consent of the lenders. At February 24, 2001, we had drawn down and/or borrowed $17,679,000 under the credit facility and were in compliance with all financial and other covenants under the credit agreement. At August 26, 2000, we had drawn down and/or borrowed $35,034,000 under the credit facility and at November 25, 2000, we had drawn down and/or borrowed $25,679,000 under the credit facility.

       We intend to use a portion of the net proceeds from this offering to pay down all amounts outstanding under the credit facility. We may reborrow amounts repaid under the revolving line of credit.

       Vans Latinoamericana maintains a note payable to Tavistock Holdings A.G., a 49.99% owner of Vans Latinoamericana. The loans evidenced by the note were made by Tavistock pursuant to a shareholders' agreement requiring Tavistock to provide operating capital, on an as-needed basis, in the form of loans to Vans Latinoamericana. At February 24, 2001, the aggregate outstanding balance under the notes was $2,409,000.

     CAPITAL EXPENDITURES

       As of February 24, 2001, our material commitments for capital expenditures were primarily related to the opening and remodeling of retail stores and the opening of skateparks. By the end of the fiscal year ended May 31, 2001 we plan to open one new factory outlet retail store and remodel approximately five existing stores. We estimate the aggregate cost of all of these transactions to be between $750,000 to $1.0 million.

       Since February 24, 2001, we have opened one additional skatepark. The aggregate cost of our portion of this project was approximately $2.0 million.

       In fiscal year 2002, we plan to open approximately eight to 12 full price stores and remodel six to eight existing stores. We estimate the aggregate cost of all these new stores and remodels to be $3.0 to $5.0 million.

       We also intend to open five to seven additional skateparks in fiscal year 2002 and estimate the aggregate cost of our portion of these projects to be approximately $9.0 to $13.0 million since the landlords for the skateparks have agreed to pay either most of or substantially all of the capital costs associated with the construction of the parks.

     CAPITAL RESOURCES

       Our cash position, including $2,923,000 invested in a money market mutual fund, was $11,113,000 at February 24, 2001, compared to $15,516,000 at May 31,
2000.

       We believe our capital resources, after giving effect to this offering and the use of proceeds thereof, including the availability under our credit facility and cash flow from operations, will be sufficient to fund our operations and capital expenditures and anticipated growth plan for the foreseeable future. Any significant acceleration of our growth plans, significant decline in our business or material acquisitions could require us to raise additional debt or equity capital or adjust our business plan.

     OBLIGATIONS TO SWITCH MANUFACTURING SHAREHOLDERS

       On July 21, 1998, we acquired all of the outstanding capital stock of Switch Manufacturing through a merger of Switch with and into a wholly-owned subsidiary. The consideration paid in connection with this merger consisted of 133,292 shares of our common stock, $2,000,000 principal amount of unsecured, non-interest bearing promissory notes due and payable on July 20, 2001 and contingent consideration up to $12,000,000, due to be settled on July 20, 2001, based on the performance of Switch during the fiscal year ending May 31, 2001. Both the $2,000,000 non-interest bearing promissory notes and the $12,000,000 contingent consideration payment, if such contingent payment becomes due, may be satisfied, in our sole discretion, through the issuance of shares of our common stock. Any shares of common stock issued in satisfaction of the promissory notes and/or contingent consideration will be subject to certain registration rights.

RECENT ACCOUNTING PRONOUNCEMENTS

       In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, hedging activities and exposure definition. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value will either be offset against the change in fair value of the hedged asset, liabilities, or firm commitments through earnings, or reported in other comprehensive income until the hedge is recognized in earnings. In June 1999, SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133" was issued. SFAS No. 137 defers the effective date of SFAS No. 133 until our first quarter of fiscal 2002. In June 2000, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133" was issued. Although we continue to review the effect of the implementation of SFAS No. 133 and No. 138, we do not currently believe their adoption will have a material impact on our financial position or results of operations.

       In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The objective of this SAB is to provide further guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. We are required to follow the guidance in the SAB no later than the fourth quarter of fiscal year 2001. We are evaluating recent interpretations from the SEC concerning the application of SAB 101 and have not yet concluded what impact the adoption of SAB 101 will have on our financial position or results of operations.

       In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25" ("FIN 44"). This Interpretation clarifies the definition of employee for purposes of applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation was effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. FIN 44 has not had a material effect on our historical financial position or results of operations.

SEASONALITY

       The following table contains unaudited selected quarterly financial data for the eight quarters ended February 24, 2001 and this data as a percentage of net sales. In the opinion of management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments necessary to fairly present the information set forth therein. Results of a particular quarter are not necessarily indicative of the results for any subsequent quarter.

                               QUARTERLY RESULTS
                             (DOLLARS IN THOUSANDS)

                                  FISCAL
                                 YEAR 1999                    FISCAL YEAR 2000
                                  QUARTER                      QUARTER ENDED
                                   ENDED     --------------------------------------------------
                                  MAY 31,    AUGUST 28,   NOVEMBER 27,   FEBRUARY 26,   MAY 31,
                                   1999         1999          1999           2000        2000
                                 ---------   ----------   ------------   ------------   -------
STATEMENT OF OPERATIONS DATA:
  Net sales....................   $51,032     $82,915       $58,768        $68,812      $66,833
  Gross profit.................    22,641      35,328        26,168         28,632       28,550
  Earnings from operations.....     1,287       9,422         5,086          3,405        3,690
  Net earnings.................       819       5,935         2,666          1,712        1,774
AS A PERCENTAGE OF NET SALES:
  Net sales....................       100%        100%          100%           100%         100%
  Gross profit.................        44          43            45             42           43
  Earnings from operations.....         3          11             9              5            6
  Net earnings.................         2           7             5              2            3
  Comparable store sales
    increase...................       4.0%        5.6%         15.3%           5.7%         7.5%


                                             FISCAL YEAR 2001
                                              QUARTER ENDED
                                 ----------------------------------------
                                 AUGUST 26,   NOVEMBER 25,   FEBRUARY 24,
                                    2000          2000           2001
                                 ----------   ------------   ------------
STATEMENT OF OPERATIONS DATA:
  Net sales....................   $100,621      $73,234        $83,345
  Gross profit.................     44,256       31,924         35,362
  Earnings from operations.....     12,581        5,265          4,661
  Net earnings.................      7,597        2,946          2,573
AS A PERCENTAGE OF NET SALES:
  Net sales....................        100%         100%           100%
  Gross profit.................         44           44             42
  Earnings from operations.....         13            7              6
  Net earnings.................          8            4              3
  Comparable store sales
    increase...................        8.6%        16.8%          16.3%

       Our business is seasonal, with the largest percentage of net income and U.S. sales realized in the first fiscal quarter (June through August), the "back to school" selling months. In addition, because snowboarding is a winter sport, sales of our snowboard boots, and the Switch Autolock binding system, have historically been strongest in the first and second fiscal quarters (June through November).

       In addition to seasonal fluctuations, our operating results fluctuate quarter-to-quarter as a result of the timing of holidays, weather, timing of shipments, product mix, cost of materials and the mix between wholesale and retail channels. Because of such fluctuations, the results of operations of any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that our future results will be consistent with past results or the projections of securities analysts.

EURO CONVERSION

       On January 1, 1999, 11 of the 15 member countries of the European Union established a fixed conversion rate between their existing sovereign currencies and the euro, and adopted the euro as their common legal currency on that date. Existing currencies are scheduled to remain legal tender in the participating countries until January 1, 2002. During the transition period, parties may pay for goods and services using either the euro or the existing currency, but retailers are not required to accept the euro as payment. Since we primarily do business in U.S. dollars, it is currently not anticipated that the euro conversion will have a material adverse impact on our business or financial condition. We are aware that the information systems for our six European stores are not currently able to recognize the euro conversion, however, since three of our European stores are located in the United Kingdom, which is not currently participating in the euro conversion, and the Spain and Austria stores may continue to accept local currencies until 2002, we do not expect our current overall European store operations to be materially adversely impacted by the euro conversion in the near future. We are implementing a retail system upgrade which will enable our European stores to recognize the euro. We believe this upgrade will be in place by January 1, 2002. We have confirmed that the information systems utilized by our European sales agents recognize the euro conversion, and all of our European distributors have represented to us that their systems do the same.

                                    BUSINESS

INTRODUCTION

       Vans is a leading global sports and lifestyle company that merchandises, designs, sources and distributes VANS-branded active-casual and performance footwear, apparel and accessories for Core Sports. Core Sports, including skateboarding, snowboarding, surfing, wakeboarding, BMX riding and motocross, are generally recognized for the fun, creativity and individual achievement experienced while attempting various tricks or maneuvers within these sports. Our focus has been proprietary branding with the goal of creating a leadership position for our brand and a strong emotional connection with our customers. Our VANS brand targets 10 to 24 year old participants, enthusiasts and emulators of the Core Sports culture. We have implemented a unique marketing plan to reach our customers through multiple points of contact which include owning and operating Core Sports entertainment events and venues, such as the VANS Triple Crown Series, VANS skateparks and the VANS High Cascade Snowboard Camp, sponsoring over 600 professional and amateur athletes and the VANS Warped Tour, as well as advertising in targeted print and television media. As a result of the successful implementation of our brand-building and marketing strategy, along with the development of our new management team, we have achieved substantial growth over the past five fiscal years. Over that period, our sales have grown at a compound annual growth rate of 26%. For the twelve months ended February 24, 2001, our net sales were $324.0 million and net income was $14.9 million.

       We distribute our products through approximately 2,300 U.S. domestic wholesale accounts and 140 Vans retail stores and skateparks, internationally to approximately 50 countries, as well as on the Internet. Key accounts in the U.S. include Journeys, Pacific Sunwear, Venator, Famous Footwear, Kohl's, Mervyn's, Gart's and Nordstrom. As of February 24, 2001, we had 73 Vans full-price retail stores, 55 outlet stores and six skateparks in the United States, and also operated six outlet stores in Europe. Internationally we vary our marketing and distribution approach on a country-by-country basis, taking into account the particular cultural, economic and business conditions present in each international market. This strategy, designed to allow us to adopt the best method of marketing and distribution to most broadly reach our target customers, has led us to establish direct sales operations in key European markets, a joint venture covering Mexico, Argentina, Brazil and Uruguay, a licensing arrangement for Japan, Hong Kong, Taiwan and South Korea and distribution agreements for 29 other countries.

       Vans was founded in 1966 in Southern California as a domestic manufacturer of vulcanized canvas shoes, many of which appealed to skateboard enthusiasts and the Southern California skate and surf culture. Our unique 35-year heritage has been the basis for our branding and marketing strategy over the past five years and helps provide us with the authenticity and credibility to be the leading brand with Core Sports enthusiasts, participants and emulators. For most of our first 30 years, we were a Southern California shoe manufacturer and based our products on one trademark gum rubber outsole. In 1995, we initiated a fundamental restructuring of the business which included assembling a new management team, focusing the business on reestablishing the heritage of the VANS brand and shifting product sourcing overseas to third party manufacturers, which allowed us to begin to be more innovative in terms of outsoles and overall design. Over the past two years, we have targeted significant resources to further build the VANS brand worldwide, promote the Core Sports lifestyle and enhance our product merchandising, design, sourcing and development. We believe these efforts have created a leadership position for Vans in Core Sports and provide us with a platform for continued long-term growth.

INDUSTRY BACKGROUND

       We compete generally in the men's, women's and children's athletic footwear industry, which had total retail sales in 2000 of approximately $15.6 billion in the U.S. and approximately $23.2 billion internationally. Specifically, our brand positioning is focused toward participants, enthusiasts and emulators of the Core Sports lifestyle. While initially perceived as a sub-culture lifestyle or "alternative" sports phenomenon, Core Sports have evolved into the mainstream both in the U.S. and abroad. It is estimated that approximately 36 million consumers in the U.S. and approximately 75 million worldwide participate in

Core Sports with significantly more attracted to the Core Sports lifestyle. The rapidly growing appeal of this segment is evident in the increasing attention Core Sports are receiving from mainstream media coverage of events such as the VANS Triple Crown Series to be aired on NBC and Fox Sports Net, the "Gravity Games" on NBC, ESPN's "X-Games" and through the inclusion of snowboarding in the Olympics. Further testament to the acceptance of the Core Sports lifestyle is the sponsorship of Core Sports and related entertainment events by major corporations, such as Ford, Pepsi and Motorola and the broad incorporation of Core Sports imagery into numerous mainstream marketing and advertising campaigns.

       Our targeted customer base of 10 to 24 year old young men and women represents a significant portion of those who aspire to the Core Sports lifestyle. These consumers are among the fastest growing demographic in the U.S. According to the U.S. Census Bureau, in 2000, this segment of the population represented approximately 21% of the U.S. population, or 58.3 million people, and is expected to grow to approximately 61.8 million by 2005, representing an expected growth rate that is approximately 33% higher than the expected rate of growth of the overall population. In addition, 10 to 24 year olds have significant purchasing power, estimated to be approximately $300 billion per year.

THE VANS STRATEGY

       Our strategy is to continue to leverage our unique, 35-year heritage and our more recent proprietary branding initiatives to become the leading Core Sports and lifestyle company for the youth market worldwide. Key elements of our strategy include:

       Building the Leading Core Sports and Lifestyle Brand Worldwide. Our primary strategy is to continue to build and reinforce the authenticity and credibility of the VANS brand with our core customer base of 10 to 24 year old Core Sports enthusiasts and the broader market of consumers that identify with the Core Sports lifestyle. To further enhance and strengthen the bond with our target market, we utilize multi-dimensional marketing tools aimed at creating an emotional connection between our customers and the VANS brand. The goal of these efforts is to establish a "Covenant with Youth" which underscores our commitment to the further promotion of the individuality and independence of the Core Sports lifestyle. We execute our brand building strategy in the following ways:

       - We own, produce and sponsor Core Sports events and contests such as the VANS Triple Crown Series.

       - We sponsor approximately 600 worldclass male and female Core Sports athletes to reinforce our brand as an authentic element of Core Sports.

       - We create and operate entertainment venues such as our skateparks and our VANS High Cascade Snowboard Camp.

       - We create unique brand building content such as the VANS Warped Tour and the movie Dogtown and Z-Boys to reinforce the authenticity of our brand and to further define it.

       - We develop key relationships to further enhance our brand and our business such as our joint venture with Pacific Sunwear, sponsorship agreements for the VANS Triple Crown Series with other leading brands, including Mountain Dew, G-Shock, Sony Playstation, Ford Ranger and Rolling Stone magazine and media alliances with NBC Sports and Fox Sports Net for the broadcast of the VANS Triple Crown Series and other events.

       - We advertise and promote the VANS brand and Core Sports image through targeted advertising campaigns on television networks such as MTV, Fox Sports Net and EPSN, as well as in magazines such as TransWorld SKATEboarding, Thrasher, TransWorld SNOWboarding, Rolling Stone, Source, Maxim, Seventeen and Teen People.

       - We market our products and brand image online at www.vans.com., which includes multimedia content along with our online store.

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       Designing and Developing a Strong and Appropriately Targeted Range of
Products. Over the past two years, we have significantly added management depth and increased our focus on footwear merchandising, design and development to leverage the VANS brand across a targeted range of products. Our dedicated team focuses on the design and development of products that maintain the authenticity of our brand while reflecting the current tastes and styles of our core customers. Our performance and casual footwear products incorporate distinctive outsoles, materials, fabrics, styles and colors and dependable construction designed to appeal to male and female Core Sports participants seeking performance footwear as well as the larger market of more mainstream consumers seeking footwear that represents youth, individuality and independence. Our team has also capitalized on the development of the VANS brand as an authentic Core Sports and active lifestyle brand to broaden our product offerings both within footwear and beyond. Within footwear, we recently expanded our women's product offerings and entered the outdoor market. In addition, through selective licensing of the VANS name and trademarks, we have strategically broadened our product offering to non-footwear categories, such as apparel and accessories, that appropriately represent the VANS brand image.

       Further Penetrating the Market Through our Multiple Channels of Distribution. We have developed a multi-faceted distribution system which provides the flexibility to adapt to particular markets and reach a broad range of customers. Our distribution system is comprised of the following:

       - Domestic Wholesale Sales. We distribute our products through approximately 2,300 domestic wholesale accounts. From fiscal year 1995 to fiscal year 2000, we have grown domestic wholesale sales from $50.5 million to $108.7 million, representing a compound annual growth rate of 16.6%. We believe there are significant opportunities to continue to grow our domestic wholesale sales, particularly through further penetration of our existing accounts.

       - Retail Sales. Our full-price stores, outlets and skateparks are an integral component of our strategy for building the VANS brand and staying close to the trends and fashion interests of our customers. From fiscal year 1995 to fiscal year 2000 we have grown retail sales from $24.6 million to $77.8 million, representing a compound annual growth rate of 25.8%. We currently plan to open at least eight to twelve full-price retail stores and five to seven skateparks in fiscal year 2002, and believe we could support a higher growth rate of full price stores in subsequent years.

       - International Sales. From fiscal year 1995 to fiscal year 2000 we have grown international sales from $13.4 million to $90.9 million, representing a compound annual growth rate of 46.7%. Our management is focused on realizing continued growth of our international sales primarily through the continued strengthening of our brand positioning and product merchandising and the growing overall awareness of our brand and Core Sports in the U.S. and abroad.

       - Internet. We also offer our products online in the U.S. at www.vans.com. We believe the Internet is an important platform to increase the exposure of our brand and proprietary content worldwide with the potential for significant growth in e-commerce as well.

       Leveraging our Management Team and Infrastructure. Since 1995, we have assembled a new management team, adding significant experience and talent across all facets of our business including product marketing, sales, retail, international, operations, finance and information technology. In addition to furthering the leadership position of the VANS brand with our target customers, our management team has been increasingly focused on product merchandising and design as well as various operating initiatives to further enhance our performance.

       Capitalizing on the Value of our Unique Entertainment Content. Integral to our success in building VANS as a premiere lifestyle brand has been our emphasis on the creation of unique entertainment content and properties. In addition to reinforcing and further defining our brand image, we believe that our unique entertainment properties have substantial value which we may be able to leverage in order to further the return on our investment in proprietary branding. In particular, we believe that as high speed Internet access and wireless communications further develop, demand and capacity for unique

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content over the Internet will increase. As this demand and capacity increase, we believe our proprietary content will translate well into this emerging medium and provide potential new business opportunities.

       Selectively Pursuing Strategic Acquisitions and Alliances. We often evaluate potential strategic acquisitions and alliances in the ordinary course as a means to build upon or complement our current business strategy. We selectively identify acquisition candidates and strategic alliances that will enable us to capitalize on our established infrastructure and our knowledge of the youth market to enhance and expand our product, Core Sports and entertainment offerings. Past acquisitions include our acquisitions of Switch Manufacturing, the VANS High Cascade Snowboard Camp and Vans Inc. Limited (our UK distributor). Past alliances include our joint venture with Pacific Sunwear to market and sell apparel and our distribution joint venture in Latin America. We also consider from time to time larger acquisitions or alliances which, if completed, could have a more significant impact on our overall business.

PROPRIETARY BRANDING

       Our branding and marketing strategy is to develop unique content and seek out diverse opportunities to reinforce our brand image as indicative of the lifestyle embraced by Core Sports participants, enthusiasts and emulators. Our efforts in this regard are focused on building and reinforcing the authenticity and credibility of the VANS brand with our core customer base of 10 to 24 year olds.

     Ownership, Production and Sponsorship of Core Sports Events

       The identification of our brand with Core Sports and the Core Sports lifestyle is most clearly established through our ownership, production and sponsorship of Core Sports events. While our most well known Core Sports events are those that collectively make up the VANS Triple Crown Series, we are also active in the sponsorship and promotion of other Core Sports contests, events and leagues.

       The VANS Triple Crown Series. The VANS Triple Crown Series is a series of three major events in each of seven Core Sports. We own and produce a majority of these events and we are the exclusive title sponsor of the remainder. The VANS Triple Crown Series is currently comprised of the following:

       - The VANS Triple Crown of Skateboarding

       - The VANS Triple Crown of Surfing

       - The VANS Triple Crown of Snowboarding

       - The VANS Triple Crown of Wakeboarding

       - The VANS Triple Crown of Freestyle Motocross

       - The VANS Triple Crown of Supercross

       - The VANS Triple Crown of BMX

       These events feature top worldwide athletes, many of whom we sponsor, competing in sanctioned contests at venues around the United States and Canada. The VANS Triple Crown Series includes skateboarding, surfing, snowboarding and wakeboarding events for women, which we believe is an important element in broadening the reach of our brand across our targeted customer base. Beginning in May 2001, the VANS Triple Crown Series is scheduled to be televised on the NBC and Fox Sports Net networks. The first event of the 2001 VANS Triple Crown of Skateboarding, the VANS Slam City Jam, aired on NBC on May 19, 2001. The popularity and prestige of the VANS Triple Crown Series events also enables us to associate our brands with other top brands who sponsor these events, and are focused on our customer base, including Mountain Dew, G-Shock, Sony Playstation, Ford Ranger and Rolling Stone magazine.

       Other Core Sports Events. In addition to the VANS Triple Crown Series, we produce and sponsor other popular Core Sports contests, events and leagues. In particular, we sponsor the VANS

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World Amateur Skateboarding Championships, the VANS Surfing Airshow Series, the
VANS Pro Wakeboarding Tour, the Mt. Baker Banked Slalom snowboard race, the National Bike League and the American Bike Association. We believe our association with these events and organizations is a critical aspect of solidifying the VANS brand as an authentic element of the Core Sports lifestyle.

     Sponsorship of World Class Core Sports Athletes

       The approximately 600 professional and amateur athletes that we sponsor participate in a wide variety of Core Sports, including skateboarding, snowboarding, surfing, wakeboarding, freestyle motocross, supercross, BMX riding and mountain biking. We seek out the top male and female athletes in these categories for sponsorship because of the positive association with the VANS brand image created by their success and because of their influence on the tastes, trends and fashions prevalent in the Core Sports lifestyle. Included among our featured premier athletes are the following:

       - Geoff Rowley: Thrasher magazine's 2000 Skater of the Year

       - Steve Caballero: According to Thrasher magazine, "likely to be looked upon as the greatest skater of the last century"

       - Tara Dakides: reigning VANS Triple Crown of Snowboarding and X-Games Big Air Snowboarding Champion

       - Jeremy McGrath: seven time Supercross Champion

       - Carey Hart: the only athlete to ever successfully complete a back flip on a motorcycle

       - Serena Brooke: a top female surfer

       - Cory "Nasty" Nastazio: The 2000 "King of Dirt" champion

       - Rick Thorne: a top BMX rider and host of ESPN's X-Today

       We support our athlete endorsements with print and television advertising and the distribution of approximately one million posters per year, all featuring our sponsored athletes. Our sponsored athletes aid in the design of our products, make promotional appearances, wear our products exclusively and increase overall consumer awareness of the VANS brand.

     Creation and Operation of Entertainment Venues

       We have developed unique venues for the promotion of and participation in Core Sports that, in addition to providing us with alternative sources of revenue, are important tools for reinforcing the authenticity of the VANS brand and its relationship to the Core Sports lifestyle.

       Skateparks. We currently operate seven large-scale skateparks, including four in California, one in Virginia, one in Texas, and our newest skatepark located in Moorestown, New Jersey, outside of Philadelphia, which opened on April 28, 2001. All but two of our current skateparks are in excess of 45,000 square feet and each features world-class skateboarding facilities, including vertical ramps, mini-ramps and street courses, as well as a retail store and a pro shop. In addition, except for our skatepark in Moorestown, New Jersey, each of our skateparks includes empty swimming pools suitable for skating. Our Ontario, California skatepark also includes a 15,000 square foot BMX dirt course. In calendar year 2000, we sold approximately 435,000 individual sessions to use our then existing six skateparks to skateboarders, in-line skaters and BMX riders. We operated three of our skateparks for the entire year and three others for part of this period. Based upon our expected operation of these parks and the new skatepark in Moorestown, New Jersey for all of calendar year 2001, and our expected opening of approximately five additional skateparks during the year, we anticipate a substantial increase in the number of paid sessions in calendar year 2001. In addition to creating a unique venue for our core customers to participate in these activities and furthering the goodwill of our brand name within this group, our skateparks play a valuable role in building our brand among the significant number of people who visit the facilities to watch the participants as well as to shop in the attached retail stores and pro shops.

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       VANS High Cascade Snowboard Camp. We own and operate the VANS High
Cascade Snowboard Camp, the top summer snowboard destination in North America, located at the base of Mt. Hood in Oregon. Participants in the seven and ten day camp sessions enjoy state of the art snowboarding facilities and receive instruction from top snowboard coaches. When not snowboarding, campers may use other recreational facilities and have the opportunity to go wakeboarding and skateboarding.

     Creation of Unique Brand Building Content

       Our branding strategy is furthered by our efforts to create unique content that emphasizes the lifestyle appealing to our targeted customer base of 10 to 24 year old Core Sports participants, enthusiasts and emulators. In addition to creating a positive association between the VANS brand and this lifestyle, we believe these properties actually serve to further define the more appealing aspects of this lifestyle to our targeted customers. The uniqueness of this content also provides us with an opportunity to utilize it beyond brand building and capitalize on its intrinsic entertainment value.

       "Off the Wall" Productions. In order to identify unique opportunities to further our brand strategy through the creation of proprietary branded content, we have established a production group known as "Off the Wall" Productions. In addition to producing the media content for the VANS Triple Crown Series and certain other Core Sports events, we financed and obtained the copyright to Dogtown and Z-Boys, a feature length documentary on the history of modern skateboarding, which won the Audience Favorite and Best Director Awards at the 2000 Sundance Film Festival. We recently signed an agreement with Sony Pictures Classics for the distribution of Dogtown and Z-Boys in the U.S. and other English-speaking countries. We expect Dogtown and Z-Boys to be released in theaters in 2002. We have also provided the financing for an animated series entitled The Loonatic which chronicles the adventures of a free-spirited youth and his companions. We expect the pilot of this series to be completed in 2001.

       The VANS Warped Tour. We are the exclusive title sponsor of the VANS Warped Tour, a traveling lifestyle, music and sports festival that visits top young adult markets throughout the world. The 2000 VANS Warped Tour visited 39 U.S. and Canadian cities and had approximately 400,000 attendees. Included among the activities featured on the Tour are skateboarding and BMX demonstrations, retailer booths, video games, prize giveaways and performances by top alternative music bands. The 2000 VANS Warped Tour featured such popular bands as Green Day, the Mighty Mighty Bosstones and the Long Beach Dub All-Stars. Also featured is an amateur skateboarding competition in selected locations, with the winners being invited to participate at the VANS World Amateur Skateboarding Championships.

     Developing Key Relationships to Further Enhance our Brand

       We seek to enhance our own brand building activities by establishing relationships with key partners that further reinforce the VANS brand image and increase exposure for our brand and products globally. Our key strategic relationships cover a diverse range of brand building activities, including the following:

       Apparel Joint Venture. In an effort to extend our brand image and product line beyond footwear, we have entered into a joint venture with Pacific Sunwear to develop, market and sell apparel and accessories utilizing the VANS brand. In addition to providing an excellent channel of distribution for VANS-branded products, this venture allows us to associate our brand with a premier retailer of clothing and apparel that targets our core 10 to 24 year old customers.

       Sponsorship of VANS Triple Crown Series Events. Over the last three years we have signed sponsorship agreements for the VANS Triple Crown Series with a number of leading brands, including Mountain Dew, G-Shock, Sony Playstation, Ford Ranger and Rolling Stone magazine. The sponsorship agreements with these brands not only help to finance and expand the VANS Triple Crown Series, but also provide valuable cross-promotion opportunities with brands that we believe enable us to further connect with our core customers.

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       Media Distribution Alliances. We have alliances with media outlets to further the exposure of our brand and products. We recently finalized agreements with NBC Sports and Fox Sports Net to provide for the broadcast of the VANS Triple Crown Series and other VANS-sponsored Core Sports. The first event of the 2001 VANS Triple Crown of Skateboarding, the VANS Slam City Jam, aired on NBC on May 19, 2001. We believe these agreements further the prestige of these events and make them more attractive for syndication outside the United States.

       Video Game Licensing. In 1999 we entered into an agreement with Sony Computer Entertainment of America for the license of the VANS Triple Crown Series trademarks and logos to be incorporated into video games for the Sony Playstation and Playstation2 formats. The first game developed under this agreement, a skateboard game entitled Grind Session, was released in May 2000. We anticipate that a snowboarding game entitled Cool Boarders 2001 will be released in May 2001.

       Artist Relations. We build the VANS brand through product placement with key artists in the music, television and motion picture industries. Additionally, we leverage these relationships through promotional tie-ins throughout our distribution network.

     Targeted Advertising and Promotion

       We seek to further enhance the VANS brand and Core Sports image through targeted mainstream advertising campaigns. These campaigns, which typically depict youthful, contemporary lifestyles and attitudes, are carried on television networks such as MTV, Comedy Central, Fox Sports Net, ESPN, ESPN2 and ESPN International, as well as in magazines that appeal to our target demographic, including TransWorld SKATEboarding, Thrasher, TransWorld SNOWboarding, Rolling Stone, Source, Maxim, Seventeen and Teen People. We believe that targeted television and print advertising is an effective means to create consumer awareness of particular products through product specific campaigns. In addition, the broad reach of mainstream advertising attracts new participants to Core Sports and new consumers of Core Sports related products. We develop much of our advertising in-house, which allows us to control our creative messaging as well as our costs so that we can most efficiently utilize this means of brand promotion.

       While we have traditionally focused on promoting the VANS brand and image without emphasizing individual products, we have begun, in selected cases, to focus promotional activities on the introduction of new styles or products. We believe that the overall strength of our brand and our increasingly dynamic product design and development will allow us more opportunities to actively promote product launches in the future.

     Online Marketing

       In addition to providing an additional distribution channel for the sale of our products in the U.S., our website at www.vans.com provides an alternative forum for us to further our marketing and branding strategy. Our website includes product photos, live video feeds from our skateparks and Core Sports events, photos, profiles of and interviews with our sponsored athletes, information on our sponsored events, and our history. As technology relating to wireless and high speed Internet access further develops, we believe the Internet will continue to grow in importance as a means to further our brand building, particularly through the use of unique content developed through the VANS Triple Crown Series and our other entertainment properties such as our skateparks.

PRODUCT DESIGN AND DEVELOPMENT

       From our inception in 1966 through the mid-1990's, our production capacity was limited to our domestic manufacturing facilities and our product design was limited to vulcanized canvas shoes featuring a single form of gum rubber outsole. In 1995, we shifted our manufacturing focus from our domestic facilities to sourcing our products through an agent in South Korea, which allowed us to incorporate a new "cupsole" type of shoe and increase the breadth of our shoe products. Over the past two years, we have significantly enhanced our footwear merchandising, design and development team, established an office in
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Hong Kong to oversee our production, and implemented direct sourcing from third party manufacturers in China and the Philippines in order to further capitalize on the strength of our brand with a stronger assortment of product.

     DESIGN AND DEVELOPMENT

       Over the last two years, we have significantly enhanced our dedicated team of merchandisers, designers and developers. This team focuses on the design and development of products that maintain the authenticity of our brand while reflecting the current tastes and styles of core customers. Our merchandising professionals monitor styles prevalent in worldwide youth culture, including areas such as Core Sports, alternative music, television, clothing and movies to guide our designers. Integral to the design and development of our products is the input and feedback of our sponsored athletes, who assist in developing the technical features and styles of our products, and our retailers who provide feedback to help us remain in touch with the tastes and preferences of our target market. In addition to providing us with valuable insights into developing tastes and styles, we believe the input from these key groups mitigates the risk that our products will be out of step with current trends. We believe this risk is further mitigated by the consistency of our design strategy, in which typically over 50% of our product styles are carried over from one season to the next.

     PRODUCTS

     Men's Footwear

       We segment our men's footwear products through three categories of retail stores: independent skate and surf shops, mall-based specialty lifestyle and athletic footwear stores, and family shoe and moderate department stores.

       Independent Skate and Surf Shops. These stores cater to Core Sport participants and primarily carry our "Signature" and "Performance" shoes and, to a lesser extent, our "Classics" shoe line. Our Signature and Performance shoes are designed with specific features for skateboarding and contain more variations in material and more advanced technical performance features. Signature shoes are endorsed by some of the world's top skaters, including Geoff Rowley, Steve Caballero, Willy Santos, Omar Hassan, Salman Agah and John Cardiel, and include such shoes as the Cab 7, the Rowley XLT and the Agah IV. Performance shoes such as the Hokum and Revert have varying degrees of the more technical features incorporated into our Signature Shoes. Our Signature and Performance shoes are priced generally from $65 to $85. The Classics shoe line features our traditional vulcanized canvas and suede shoes and includes the Classic Slip-On, Authentic, Old Skool and Sk8-Hi. Prices for Classics generally range from $45 to $60.

       Mall-based Specialty Lifestyle and Athletic Footwear Stores. Stores such as Journeys, Pacific Sunwear, Foot Locker and Finish Line carry a cross-section of our products, including Signature shoes of our more-widely known athletes, Performance shoes, as well as our "Prelims," Classics and "Outdoor" lines. Our Prelims are influenced by our Signature and Performance shoe lines, and are typically more casual in styling and designed to primarily target Core Sports enthusiasts. Prelims offer a wide variety of casual suede, leather and canvas shoes and include the Bloq, the 72 and the Graph. Prices for Prelims generally range from $45 to $60. Our Outdoor products include boots and shoes designed to address a variety of outdoor activities such as day hiking, trail running, snowboarding, mountain biking and BMX riding. Prices for our Outdoor products generally range from $55 to $110.

       Family Shoe and Moderate Department Stores. Stores such as Kohl's, Mervyn's and Famous Footwear have been a consistent destination for our products, often carrying our Prelims and, to a lesser extent, our Classics. Prices for our Prelims and Classics generally range from $45 to $60.

     Women's Footwear

       We market and sell our women's footwear products through the same types of stores as our men's footwear products. Our women's footwear products include skate-influenced performance footwear, Cali

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lifestyle footwear, outdoor footwear, classic deck shoes and sandals. Many of these products incorporate fundamental features of our traditional men's skate shoes with fashion-conscious detailing, colors and fabrics, such as suede, leather and canvas. Some of our women's shoes include the Cara-Beth III (the third generation of the first women's signature skate shoe), the Upland, Compel, Perfection and the Resolve. Prices for our women's footwear products generally range from $45 to $65. We believe the women's footwear segment of our product line will be an important component in the overall growth of our footwear sales. We also believe a growing portion of the women's market identifies with the self-confidence, independence, athleticism and femininity of the female athletes we employ in our marketing and advertising efforts. Our women's shoes are endorsed by top Core Sports female athletes, including Tara Dakides, Serena Brooke and Cara-Beth Burnside.

     Children's Footwear

       We offer a variety of boys' casual footwear based upon the styles of our men's Signature and Prelims, as well as Classics. These shoes include the Cab 7, the Hassan III, the Revert and the Performance. We have also expanded our children's line to include young girls' shoes which are based upon the styles of our women's line, including the Upland, Compel, Radiant, Essential and Refine. Prices for our children's products generally range from $30 to $50.

     Snowboard Boots; Step-in Bindings

       Our snowboard boot line is comprised of conventional strap-on boots and step-in boots which are designed to be compatible with the Switch Autolock step-in binding system. Our boots are endorsed by several world-class snowboarders, including Jamie Lynn, Tara Dakides, Daniel Franck (winner of a Silver Medal at the 1998 Winter Olympics), Temple Cummings, Kurt Wastell and Axel Pauporte. These riders work with our design and development team to create one of the most technically advanced lines in the market. Prices for our snowboard boots generally range from $129 to $275.

       We are also a leader in the step-in snowboard binding market through our Switch product line. We license the Switch step-in binding technology to leading snowboard boot brands such as Northwave, Heelside and Drake and have entered into a similar licensing agreement with Nike. Prices for Switch step-in bindings generally range from $125 to $239.

     Apparel

       We design active lifestyle, skateboard and snowboarding apparel that embodies the VANS brand image. Our line includes T-shirts, hats, woven shirts, fleece, walkshorts and pants which focus on the skateboard and Core Sports culture. Our line also includes wallets and backpacks and is sold primarily through our own retail stores as well as to specialty skate and surf shops.

       Our snowboard line includes technical outerwear, jackets and pants, sweaters, polyester fleece, T-shirts, hats, gloves and accessories. The line is endorsed by several professional snowboarders, including Sean Johnson and Jimmy Halopoff, and is primarily sold to snowboard specialty and sporting goods stores.

       In March 1999, we entered into a joint venture, of which we own 51% interest, to develop, market and sell apparel with Pacific Sunwear. Pacific Sunwear provides product development, design, sourcing, quality control and inventory planning to the joint venture, and we contribute design services and license the VANS and Triple Crown trademarks and logos to the venture. Under the terms of the joint venture, we are precluded from entering into other licenses for apparel in the U.S. without Pacific Sunwear's consent while maintaining the right to sell VANS branded apparel directly to other accounts.

     Skateboard Hard Goods

       In connection with the opening of our skateparks, we recognized the opportunity for offering a comprehensive selection of third-party skateboard hard goods in our retail stores and pro shops as a means to further strengthen our position as a leader in the skateboard market as well as enhance the overall

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product offering of our retail stores. We currently offer skateboard decks, trucks and wheels in our full-price stores and skateparks, and in a select number of our outlets. Along with other brand name Core Sports equipment, we also offer a limited number of VANS branded Core Sports equipment items, such as safety helmets and pads, through our retail stores.

     Sunglasses

       In April 1999, we entered into a joint venture, of which we own 51% interest, to develop, market and sell sunglasses with Sunglass Hut International. Sunglass Hut was acquired by Luxottica S.p.A. in April 2001. Recently Luxottica advised us of its intent to terminate and wind-up the joint venture. This joint venture represented approximately $300,000 of revenue for the first thirty-nine weeks of fiscal year 2001.

SALES AND DISTRIBUTION

       We believe our multi-faceted, worldwide distribution system provides the flexibility to best adapt our product mix to particular markets and reach a broad range of customers. The primary distribution channels for our products include the following:

     Domestic Wholesale Sales Channel

       We sell our products through approximately 2,300 domestic wholesale accounts. We also sell our products through independent retailers such as skateboard and surf shops to maintain our authenticity and to stay close to our core customers. We increased our total domestic wholesale sales from $50.5 million in fiscal year 1995 to $108.7 million in fiscal year 2000. We believe there is a significant opportunity to increase our wholesale sales through increased penetration of existing wholesale accounts.

       We strive to maintain the integrity of the VANS image by segmenting the distribution channels for our products based on criteria which include the retailer's image, customer base and ability to effectively promote our products. Substantially all of our larger domestic accounts are managed by our sales executives. We typically engage our independent sales representatives for our smaller accounts, as well as work with some of our larger accounts, pursuant to one year agreements. Compensation of independent sales representatives is limited to commissions on sales.

     Retail Sales Channel

       Our retail distribution strategy is comprised of three principal formats: full price retail stores, outlet stores and skateparks. All of our retail stores carry a wide variety of footwear products, along with apparel and accessory items, most of which bear the VANS brand name and logo. In addition, we sell a growing array of skateboard hard goods which are popular with our core customers. Our retail channel is an integral part of our strategy for building the VANS brand, providing wide exposure to all of our products and enabling us to stay close to the needs of our core customers. Total sales from our retail channels increased from $24.6 million in fiscal year 1995 to $77.8 million in fiscal year 2000.

       Full Price Retail Stores. We currently operate 73 full price retail stores in the United States. Our full price retail stores typically range from 1,400 to 2,700 square feet and are located in a mix of mall and free-standing locations. Over the last several years, we have embarked on a remodeling program to update the store layout in targeted stores and to achieve a more consistent format throughout our full-price retail stores. We expect to substantially complete our current remodeling program by the end of calendar year 2001. We also, as a matter of course, seek to identify underperforming stores for possible closure. We have closed one store since the beginning of fiscal year 2001.

       We believe there is a significant opportunity to expand our full price retail store base. We currently plan to open approximately eight to 12 full-price stores in fiscal year 2002, and we believe we could support a higher growth rate of full price retail stores in subsequent years.

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       Outlet Stores. We currently operate 61 outlet stores in the United
States, the United Kingdom, Austria, Spain and Guam. These stores serve an important role in our overall inventory management by allowing us to effectively distribute a significant portion of our discontinued or out of season products. We believe that we have established a full complement of outlet stores and do not currently intend to substantially increase the number of such stores.

       Skateparks. We currently operate seven large-scale skateparks, including four in California, one in Virginia, one in Texas, and our newest skatepark located in Moorestown, New Jersey, outside Philadelphia, which opened on April 28, 2001. We believe our skateparks offer a unique entertainment venue for those who wish to skate or ride and for those who wish to watch these activities or shop in our retail stores. In addition to skateboard facilities and the retail and pro-shops, our skateparks include video games, vending machines, concession stands and live streaming video of skateboarders in the skatepark. Beyond the number of actual skaters who purchase sessions to use the skateboarding facilities, we believe a significant number of additional people attend our skatepark facilities to watch the participants as well as to shop at the attached retail shops.

       Our strategy is to locate the skateparks in metropolitan areas with high concentrations of skateboarders, and, where possible, in large destination shopping centers where the landlords are willing to help finance the construction of the skateparks. We intend to expand to approximately 20 to 25 skateparks within the next three years.

       For each of our skateparks, we carry liability insurance to cover accidents which may occur, and require that all users or their guardians execute waivers of liability. Helmets, knee pads and elbow pads are required for use of the skateparks. To date, we have incurred no significant liability with respect to activities at our skateparks.

     International Sales Channel

       Our international distribution system is based on a market by market approach, that takes into account the particular cultural, economic and business conditions present in each international market. This strategy is designed to allow us to adopt the best method of distribution to most broadly reach our customers. This strategy has led us to establish direct operations in key European markets, a joint venture in Mexico, Brazil, Argentina and Uruguay, a licensing arrangement in Japan, Hong Kong, Taiwan and South Korea and distribution agreements in 29 other countries. We have increased our total international sales from $13.4 million in fiscal year 1995 to $90.9 million in fiscal year 2000.

       Direct Sales and Distributors. We currently sell VANS products directly through our sales agents or employees or through distributors and licensees in approximately 50 foreign countries.

       In fiscal year 1997, we undertook a strategy to capture increased international sales and profit by commencing direct sales efforts in selected European countries. In connection with that strategy, over a four year period we acquired our distributor for the United Kingdom, and in June 1998, we began utilizing sales agents, instead of distributors, in France and Germany. This strategy enables us to capture some of the sales and profits previously realized by independent distributors, to better coordinate our brand marketing strategies in these key European countries and increase our product availability to local customers through our distribution center in Holland. Under our sales agency agreements, agents are paid a commission on sales and are responsible for all sales efforts in a particular territory. Our sales in Europe are made in local currencies.

       We currently use third party distributors for sales in approximately 29 countries worldwide. International distributors of Vans products receive a discount on the wholesale price of footwear products and are granted the right to resell such products in defined territories, usually a country or group of countries. Distribution agreements generally are exclusive, restrict the distributor's ability to sell competing products, have a term of one to three years, provide a minimum sales threshold which increases annually, and generally require the distributor to spend a certain percentage of its revenues on marketing. We receive payment from all of our distributors in United States dollars.

       Licensing. We have established an exclusive footwear and apparel licensing arrangement with International Trading Corporation, a Japanese public company and one of the leading distributors and retailers of footwear and related accessories in Japan. Under this arrangement, ITC licenses the VANS brand name to market and sell products such as footwear, apparel, caps, sports bags, snowboards, sunglasses and stationery. During the fiscal year ended May 31, 2000, we earned revenue of $3.8 million under our agreement with ITC. In June 2000, our agreement with ITC was extended to Korea, Taiwan and Hong Kong for footwear and within Japan for apparel and sports bags. Our current agreements with ITC have three-year terms, and provide for aggregate annual minimum royalty payments of over $4.0 million. In connection with these agreements, we earned revenue of $4.8 million in the nine months ended February 24, 2001. In addition, ITC also distributes our snowboard boots and bindings. Beyond ITC, we selectively license our trademarks to some of our other third party footwear distributors, generally for use in the production and sales of apparel and accessories, such as T-shirts and backpacks.

       Joint Ventures. We currently operate a joint venture to serve markets in Mexico, Brazil, Argentina and Uruguay. Under this arrangement, we provide product and our marketing expertise to the joint venture, and the third party provides financial, advertising and operational support. We believe this method of distribution provides us with the opportunity to most effectively manage our brand imaging while benefiting from the expertise of a local partner that is closer to the cultural, economic and business issues pertinent to these particular markets.

     Internet

       We currently offer a broad range of our products, including exclusive product offerings, domestically through our website at www.vans.com. Our electronic commerce channel provides us with the opportunity to broaden our reach with minimal sales costs. Our website also allows us to effectively utilize elements of our unique marketing and entertainment content to showcase our products within the context of the VANS brand image. We believe the Internet is an important platform to increase the exposure of our brand and our exclusive content worldwide. In particular, we believe that as high speed Internet access and wireless communications further develop, demand and capacity for unique content will increase and our proprietary content may provide for potential new business opportunities in this emerging medium.

BACKLOG

       As of May 22, 2001, our backlog of orders for delivery in the first quarter of fiscal year 2002 was approximately $84.3 million, as compared to a backlog of approximately $65.9 million as of May 22, 2000 for delivery of orders in the first quarter of fiscal year 2001. Our backlog amounts exclude orders from our retail stores. Our backlog depends upon a number of factors, including the timing of trade shows, during which some of our orders are received, the timing of shipments, product mix of customer orders and the amount of in-season orders. As a result of these and other factors, period-to-period comparisons of backlog may not necessarily be meaningful.

       In addition, we have historically shipped less than all orders in our backlog and we have shipped a large portion of our products towards the end of the quarter to meet seasonal peaks for the back-to-school, holiday and spring selling seasons. As a result, we may not learn of sales shortfalls until late in any particular fiscal quarter, which could result in an immediate and adverse effect on our business, financial condition and results of operations. Additionally, backlog orders are subject to both cancellation by customers and the ability of third party manufacturers to timely deliver product to fill such orders.

INFRASTRUCTURE

       We have developed an operational infrastructure that allows us to effectively address a variety of market opportunities. Our ability to procure and distribute a wide range of products enables us to maintain the authenticity of the VANS brand while addressing changes in Core Sports and youth trends.

     Sourcing and Manufacturing

       In 1995, we shifted our manufacturing focus from our own domestic facilities to a network of experienced third party overseas manufacturers. This strategy minimizes capital expenditures relating to manufacturing and allows us to maximize product quality and product variety.

       We currently source all of our footwear products from independent third party manufacturers in the People's Republic of China and the Philippines. Our internal production staff located in Hong Kong and Southern China oversees all aspects of manufacturing and production in China and the Philippines.

       Approximately 75% of our apparel is sourced off-shore throughout Asia. For both our footwear and apparel lines, we undertake periodic audits and investigations of our third party manufacturing partners to ensure compliance with relevant regulations governing labor and work conditions.

     Distribution Facilities

       Products for domestic accounts are shipped either to our 150,000 square foot distribution center located in Santa Fe Springs, California or directly to our retail customers. Approximately 25% to 30% of our domestic sales are shipped directly from manufacturers to our retail customers. Our products for international distribution, with the exception of Europe, are typically shipped directly from the manufacturers to our customers. Shipments of product to European countries are made through a third-party operated distribution facility located in Holland. We are currently in the process of upgrading our distribution logistics systems, supply chain monitoring systems and inventory information systems. We expect certain of these initiatives, which will include customized direct shipping and warehousing solutions, to further increase our operating efficiency.

     Management Information Systems

       Our management information systems are designed to provide, among other things, comprehensive order processing, production, accounting and management information for the marketing, manufacturing, importing and distribution functions of our business. We utilize information technology to improve customer service, reduce operating costs and provide information needed by management to make timely sales and merchandising decisions and to control inventory levels.

       We are in the process of installing sophisticated point-of-sale systems in all of our stores and skateparks that will enable us to track inventory from store receipt to final sale on a real-time basis, allowing for rapid stock replenishment and concise merchandise planning, and managing inventory shrink. This new system also will enable our European stores to recognize the euro conversion which becomes effective January 1, 2002. We expect this project to be completed by Spring 2002.

SITE SELECTION

       We select sites for our stores and skateparks based on the analyses of a real estate consulting firm that we have used for eight years and that works closely with our President of Retail Sales. In order to determine the projected sales, profits and cash return on investments of a potential site, we examine:

       - the overall demographic characteristics of the market;

       - consumer interest in Core Sports in the relevant market;

       - in the case of skateparks, statistics as to how many skaters reside in the surrounding area;

       - the performance of other retailers within a mall or shopping center and in particular those serving our core customers or with whom our core customers identify;

       - the proposed location within the mall or shopping center; and

       - financial details regarding the proposed lease arrangement and net required investment.

       We typically open a new store approximately three months after approval of the store plans. Skateparks require more planning than our retail stores and frequently require construction of the entire structure. It may take as long as 12 to 24 months to open a skatepark after execution of the applicable lease. We also continually evaluate our stores to assess the need for remodeling or for possible closure for underperformance.

PROPERTIES

       All of our retail stores and skateparks are leased. Retail store leases typically provide for an initial lease term of three to five years with at least one renewal option for an additional three or five years. Skatepark leases typically have an initial term of ten years with at least one ten-year renewal option. In most cases, we pay rent on a monthly basis, which is subject to periodic rent escalation provisions plus additional rent based on a percentage of sales in excess of certain breakpoints. In fiscal year 2001, our annual rent for our retail stores and skateparks is estimated to be approximately $11.0 million without contingent payments.

       Until 1994, all of our retail stores were located in California. Since then we have added retail stores throughout the U.S. and Europe. Currently, more than half of our retail stores are in California with no more than two full-price retail stores or four outlet stores in any state or country outside California.

       We currently have the following skateparks scheduled for opening:

              LOCATION                 APPROXIMATE SIZE (SQ. FT)      EXPECTED OPENING DATE
              --------                ----------------------------    ---------------------
Denver (Westminster, Colorado)......  35,000 indoor/10,000 outdoor        June 2001
Atlanta, Georgia....................         29,000 indoor             September 2001
Phoenix, Arizona....................         36,800 indoor              November 2001
Detroit (Novi, Michigan)............  48,000 indoor/5,000 outdoor       December 2001
Orlando, Florida....................  45,000 indoor/10,000 outdoor      December 2001
Sacramento, California..............         40,000 indoor                Fall 2002
Toronto, Canada.....................  43,800 indoor/6,500 outdoor         Fall 2002

       Our corporate headquarters are located in Santa Fe Springs, California and consist of an aggregate of 30,000 square feet. We are currently expanding our office space by approximately 6,000 additional square feet. The lease for our headquarters expires in 2007 with an option to extend for 10 years. The current aggregate annual rent for our headquarters is approximately $899,000 and is subject to adjustment during the term of the lease. We also lease space for our distribution center which is attached to our corporate headquarters. The rent for this facility is included in the total rent payments for our headquarters. The distribution center is approximately 150,000 square feet and, with our planned increase in direct shipments to our wholesale customers, is believed to be adequate at this time.

COMPETITION

     Footwear Industry

       The athletic and casual footwear industry is highly competitive. We compete on the basis of the design, quality and technical aspects of our products, the strength of the VANS brand, the brand's authenticity with our core customer base and the athletes who participate in the Core Sports we promote and sponsor. Many of our competitors, such as Nike, Reebok, Adidas and Fila, have significantly greater financial resources than we do, have more comprehensive product offerings, compete with us in China and the Philippines for manufacturing sources and spend substantially more on product advertising than we do. In addition, the general availability of offshore shoe manufacturing capacity allows for rapid expansion by competitors and new entrants in the footwear market. In this regard, we face competition from large, well-known companies, such as Tommy Hilfiger and Nautica, which have significant brand recognition. In addition, in the casual footwear market, we compete with a number of companies, such as Skechers, Converse, K2, Airwalk, and Stride Rite
(Keds), some of which may have significantly greater financial and other resources than we do. We also compete with companies such as Sole Technology, D.C. Shoes, Globe and Osiris which focus on selling products to Core Sports participants.

     Snowboard Industry

       Although we have experienced substantial growth in sales of our line of snowboard boots over the past six years, we face significant competition in the snowboard boot and binding industries, most notably from Burton Snowboards, Northwave, Salomon, K2 and Airwalk. In the step-in binding segment of the industry, we compete, through Switch, on the basis of the quality and technical aspects of the Autolock binding system, and the strength of the Switch and Autolock brand names. Several large, well-known companies have developed step-in systems that compete with the Autolock binding system. In addition, conventional strap-in bindings have substantially greater market share than step-in systems and we anticipate this will likely continue for at least the next few years.

     Apparel Industry

       We are a relatively new entrant in the apparel business. The apparel industry is highly competitive, more fashion-oriented and more fragmented than the athletic footwear market. Many of our competitors have significantly greater financial resources than we do and spend substantially more on product advertising.

INTELLECTUAL PROPERTY

       We hold trademarks, copyrights and patents on our products, brand names and designs which we believe are material to our business. We have made federal, state and international filings with respect to our material intellectual property, and intend to keep these filings current. We believe that our rubber "Off the Wall" sole design, the VANS trademark, various logos, trademarks and designs incorporating the VANS trademark, the striped designs known as the "Old Skool," "Knu Skool," and "Fairlane," certain patents we hold for the Switch Autolock binding system and related technology, and the patent we hold for our Impulse Technology are significant to our business and have gained acceptance among consumers and in the footwear industry. We are aware of several potentially conflicting trademark claims in the United States and other countries, and are currently engaged in, or contemplating trademark opposition or other legal proceedings, with respect to these claims. We do not believe these claims will have a material effect on our business. There can be no assurance that we will be able to use all of our trademarks and patents in any of the jurisdictions where conflicts exist. We regard our trademarks and other proprietary rights as valuable assets and believe that they have significant value in the marketing of our products. We vigorously protect our trademarks against infringement both in the United States and internationally, including through the use of cease and desist letters, administrative proceedings and lawsuits.

LITIGATION

       In May 2000, we brought an action for declaratory relief against The Burton Corporation asking a court to declare that Burton has no right to threaten or maintain suit against us for alleged infringement of Burton's so-called "3D and 4X4 hole" patent, that the 3D patent is invalid and unenforceable, and that the 3D patent is not infringed by any of our products or processes. The action was brought in response to our belief that Burton intended to eventually sue us for allegedly infringing the 3D patent, and because we desired to resolve the matter. Burton successfully brought an action to dismiss our action for declaratory relief and subsequently sued us in federal court in Vermont on the same claims. In addition, Burton has made additional claims of infringement relating to certain aspects of our integrated bale technology. The parties are currently involved in the discovery process in both cases. We believe that we have defenses available to the allegations raised by Burton and intend to vigorously defend the actions and pursue all applicable counterclaims. We cannot be certain, however, as to the eventual outcome of this litigation or that such outcome will not materially adversely affect our business or financial condition or require the payment of royalties with respect to past or future sales of the products at issue. Even if we are successful in defending these claims, we could incur substantial legal costs relating to the defense of this action or any other claims that third parties may assert from time to time relating to alleged infringement of their proprietary rights.

       In April 2001 a complaint was filed in Orange County, California on behalf of two of our former employees seeking unpaid overtime wages and other damages on the basis that they were mischaracterized as "exempt" employees under California wage and hour laws. The plaintiffs in this action have sought class certification. We have not yet responded to the complaint, however, we believe that we have defenses to these claims and intend to vigorously defend the action. We are still in the early stages of this matter, and thus cannot be certain as to the eventual outcome of this litigation or that such outcome will not adversely affect our financial condition in a material way. In addition, from time to time we are the subject of claims in the ordinary course of our business.

EMPLOYEES

       As of April 20, 2001, we had 1,408 employees. We consider our employee relations to be satisfactory. Our employees are not unionized and we have never suffered a material interruption of business caused by labor disputes.

                                   MANAGEMENT

       Our executive officers and directors, and their ages as of May 23, 2001, are as follows:

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Walter E. Schoenfeld.................  70     Director, Chairman of the Board
Gary H. Schoenfeld...................  38     President, Chief Executive Officer and Director
Neal R. Lyons........................  44     President, Retail Stores
Stephen M. Murray....................  40     Senior Vice President, International and Product
                                                Merchandising
Arthur I. Carver.....................  50     Senior Vice President, Global Operations
Andrew J. Greenebaum.................  39     Senior Vice President Finance and Chief Financial
                                              Officer
Jay E. Wilson........................  54     Vice President, Global Marketing
Steven J. Van Doren..................  45     Vice President, Promotions and Events
Craig E. Gosselin....................  41     Vice President, General Counsel and Corporate
                                              Secretary
Charles C. Kupfer....................  39     Vice President, Controller and Assistant Corporate
                                              Secretary
Kyle B. Wescoat......................  49     Vice President, Finance
Joseph D. Giles......................  37     Vice President and Chief Information Officer
Michael C. Jonte.....................  39     Vice President, Footwear
Chris D. Strain......................  32     Vice President, Marketing
Charles A. Ponthier..................  38     Vice President, National Sales
Dana M. Guidice......................  39     Vice President, Product Development
Donald C. Petersen...................  45     Vice President, Global Logistics
Charles G. Armstrong.................  58     Director
Lisa M. Douglas......................  41     Director
Wilbur J. Fix........................  73     Director
Kathleen M. Gardarian................  56     Director
Gerald Grinstein.....................  68     Director
James R. Sulat.......................  50     Director
Leonard R. Wilkens...................  63     Director

       Set forth below is certain information relating to our executive officers and directors.

       WALTER E. SCHOENFELD has served as a director since August 1991 and has served as our Chairman of the Board since July 1996. He served as our Chief Executive Officer from May 1995 to February 1997 and was President from May 1995 to July 1996. He previously held the positions of President and Chief Executive Officer of Vans from July 1993 to September 1994. From April 1993 to July 1993, he served as our Acting President and Chief Executive Officer. Mr. Schoenfeld was a Vice Chairman of the Board of Vans from March 1993 to July 1996. Mr. Schoenfeld has served as Chairman of the Board of Schoenfeld Group Ltd., a private consulting and investment company, since 1987, and was Chairman of the Board of Access Long Distance Telephone Company from 1991 to January 1998. From 1976 to 1982 he was a General and Limited Partner of the Seattle Mariners Baseball Club. From 1968 to 1978, he was a Vice President of the parent company of the Seattle SuperSonics basketball team. Mr. Schoenfeld is the father of Gary
H. Schoenfeld, a director, President and the Chief Executive Officer of Vans. Mr. Schoenfeld received a B.B.A. from the University of Washington.

       GARY H. SCHOENFELD has served as a director since November 1995. He became President in July 1996 and Chief Executive Officer in February 1997. He served as our Chief Operating Officer from September 1995 to February 1997. Prior to joining Vans, Mr. Schoenfeld was a partner of McCown De Leeuw & Co., a venture banking firm. During his employment with McCown De Leeuw from July 1988 to August 1995, Mr. Schoenfeld was a director of five McCown De Leeuw-affiliated companies, and has been involved with Vans since 1989. Prior to joining McCown De Leeuw, Mr. Schoenfeld was employed for two years by David H. Murdock, a private financier, and was previously involved in a variety of projects with Brittania Sportswear Company, including offshore sourcing operations in Hong Kong. Mr. Schoenfeld is a director of Fitness Holdings, Inc., a McCown De Leeuw portfolio company. Mr. Schoenfeld is the son of

Walter E. Schoenfeld, our Chairman of the Board. Mr. Schoenfeld received a B.A. from the University of California at Los Angeles and an M.B.A. from Stanford University.

       NEAL R. LYONS has been our President, Retail Stores since March 1999. Prior to that time he was our Senior Vice President, Retail Stores from September 1997 to March 1999. From March 1995 to September 1997, he was our Vice President, Retail Stores. Prior to joining Vans, Mr. Lyons was Director of Stores for Reebok International Ltd. from June 1994 to February 1995. Mr. Lyons received a B.B.A. in Psychology and Business Management from the University of Nebraska. Mr. Lyons is currently enrolled in the M.B.A. program of Harvard University.

       STEPHEN M. MURRAY has been our Senior Vice President, International and Product Merchandising since July 1999. From October 1998 to July 1999, he was our Senior Vice President of International and Apparel. Prior to joining Vans, Mr. Murray was employed by Reebok International Ltd. for seven years, eventually becoming Vice President of Global Apparel, responsible for all strategy, design, development, and product marketing for Reebok apparel throughout the world. Prior to joining Reebok, Mr. Murray was Sales Director for Dunlop Slazenger International, where he managed National Sales of sports equipment and apparel. Mr. Murray received a B.A. in Business Studies from Middlesex University in England.

       ARTHUR I. CARVER has been our Senior Vice President, Global Operations since July 2000. In addition to his operations responsibilities, he manages international sales to Asian and South and Central American countries. From December 1998 to January 2000, Mr. Carver was Co-President and Chief Operations Officer of Global Sports, Inc, a publicly-traded distributor of athletic footwear. He was responsible for the operations and sourcing of athletic footwear for the branded division of Global Sports. From April 1990 to December 1998, he was employed in a number of positions with Reebok International, Ltd. He began has career at Reebok as Director of Sales Operations and eventually became Senior Vice President, Sourcing and Logistics, Worldwide, responsible for approximately 1,000 employees. Mr. Carver received a Bachelor of Science in Industrial Science from Clarkson University.

       ANDREW J. GREENEBAUM has been our Senior Vice President Finance, Chief Financial Officer since April 2001. Prior to joining Vans, Mr. Greenebaum served as Senior Vice President, Chief Financial Officer for eCompanies LLC, an Internet incubator and holding company from September 1999 to April 2001. From 1997 to 1999, Mr. Greenebaum served as Executive Vice President and Chief Financial Officer for Sirius Satellite Radio, a publicly-traded radio satellite company. From 1989 to 1997, Mr. Greenebaum served in several different positions with The Walt Disney Company, including Vice President, Corporate Treasury from 1996 to 1997 and Director of Strategic Planning from 1995 to 1996. Mr. Greenebaum received an A.B from Dartmouth College and an M.B.A. from the Amos Tuck School of Business at Dartmouth College.

       JAY E. WILSON has been our Vice President, Global Marketing since August 1999. He was our Vice President, Marketing from December 1996 to August 1999. Prior to joining Vans, Mr. Wilson was a consultant with Dark Horse Distribution from February 1995 to December 1996, focusing on extreme sports brands. From March 1994 to February 1995, he was a Managing Partner of Brand Building Communications, a venture providing brand building expertise to clients such as Disney Televentures and Rhino Records. Mr. Wilson was also responsible for the launch of several brands, including DirecTV, Princess Cruises and Vuarnet Sunglasses. Mr. Wilson received a B.A. from the Pasadena Art Center College of Design.

       STEVEN J. VAN DOREN has been a Vice President of Vans since May 1990. He is currently our Vice President, Promotions and Events, primarily responsible for our promotional efforts, and is our executive in charge of the VANS Warped Tour, the VANS Triple Crown Series, and our Vans High Cascade Snowboard Camp. Mr. Van Doren has been employed by Vans in various capacities since our formation in 1966. Mr. Van Doren is the son of Paul Van Doren, a founder of the Company.

       CRAIG E. GOSSELIN has been our Vice President and General Counsel since July 1992. He became Secretary in May 1993. He was an Assistant Secretary of Vans from February 1988 to May 1993. From March 1990 to June 1992, Mr. Gosselin was a Partner of the law firm of Cooper & Dempsey.

Mr. Gosselin received a B.B.A. from Loyola Marymount University and a J.D. from Southwestern University School of Law.

       CHARLES C. KUPFER has been a Vice President and Assistant Corporate Secretary of Vans since July 1996. He was our Controller from September 1994 to October 1996 when he took charge of our production and sourcing efforts. He re-assumed the position of Controller again in November 1998. From July 1995 to December 1995 he was Acting Chief Financial Officer of Vans. He served as our Assistant Controller from August 1992 until September 1994. Mr. Kupfer received a B.A. from the University of California at Irvine and a second B.A. from the California State University at Fullerton.

       KYLE B. WESCOAT has been our Vice President, Finance since April 2001. He was our Chief Financial Officer from February 1996 to April 2001. He is assisting in transitioning his formal duties to Mr. Greenebaum and in closing a number of other transactions in which we are involved. From November 1995 to February 1996, Mr. Wescoat served as Assistant to the President of Equity Management Inc., a marketing services company that specializes in brand extension licensing. From January 1994 to October 1995, Mr. Wescoat was Chief Financial Officer of Shirmar Corporation, a holding company with interests in several industrial products companies. Mr. Wescoat received a B.S. from Drexel University and an M.B.A. from the University of Michigan.

       JOSEPH D. GILES has been our Vice President and Chief Information Officer since March 1999. Mr. Giles was Vice President and Chief Information Officer of Virgin Interactive Entertainment from September 1996 to March 1999. Prior to that time, he was Executive Director, Systems Planning for Paramount Pictures from May 1994 to September 1996. Mr. Giles received a B.B.A. (MIS) from the University of New Mexico and an M.B.A. from Pepperdine University.

       MICHAEL C. JONTE has been our Vice President, Footwear since June 2000. He was our Vice President, Merchandising from January 1998 to June 2000. He currently is primarily responsible for footwear design, development and merchandising. Prior to January 1998 he was our Director of Retail Merchandising from December 1995 to January 1998, ultimately becoming responsible for our Triple Crown of Surfing apparel line. From June 1992 to December 1995, Mr. Jonte was Director of Product Development for Young Mens and Children for B.U.M. Equipment. Mr. Jonte has a B.A. in Public Administration from San Diego State University.

       CHRIS D. STRAIN has been our Vice President, Marketing since August 1999. Prior to joining Vans, Mr. Strain was employed in various positions at PepsiCo., including national account sales, field marketing, sales strategy, product category management and brand marketing for at least the prior four years. He was Brand Manager for the Mountain Dew product line and Sports Marketing Manager for all of PepsiCo's products. Mr. Strain has a B.B.A in Marketing from the University of Texas.

       CHARLES A. PONTHIER has been our Vice President, National Sales since December 1999. He is responsible for managing all aspects of our United States sales efforts. From November 1998 to December 1999, Mr. Ponthier was our National Sales Manager. From January 1998 to October 1998, he was Senior Director of Sales for Applause, Inc., a manufacturer of toys. From November 1995 to January 1998, he was a Regional Sales Manager for Vans. Mr. Ponthier received a B.A. in Marketing from Southern Methodist University.

       DANA M. GUIDICE has been our vice President, Product Development since October 2000. From November 1989 to September 2000, Mr. Guidice served in a number of capacities for Reebok International Ltd., eventually becoming Director of Advanced Products. His responsibilities included managing the development, commercialization and life cycle management of technologies for Reebok's inline products. Mr. Guidice earned his B.S. in Biology from Framingham State College.

       DONALD C. PETERSEN has been our Vice President, Global Logistics since April 2001. Prior to joining Vans, Mr. Petersen served as Vice President of European Operations for Reebok International, Ltd., a worldwide shoe and apparel company, from January 1996 to April 2001. Prior to serving as Vice President of European Operations, Mr. Petersen served in various other roles for Reebok, including Vice

President of Operations and Customer Satisfaction and Vice President of Distribution and Customer Service. Mr. Petersen received a B.A. in Sociology from Boston College.

       CHARLES G. ARMSTRONG has served as a director of Vans since September 1998. Mr. Armstrong has been the President and Chief Operating Officer of the Seattle Mariners Baseball Club since July 1992. He was President of the Mariners from 1983 to 1989, and was Interim Athletic Director for the University of Washington in 1991. During his involvement with Major League Baseball, Mr. Armstrong has served on a number of committees for the American League and the Major League Baseball Commissioner's Office; he currently serves on the International Committee and the Revenue Sharing Definitions Committee. Mr. Armstrong received a B.S. in Industrial Engineering from Purdue University, and a J.D. from Stanford University Law School.

       LISA M. DOUGLAS has served as a director of Vans since November 1995. Ms. Douglas is President of Nufitness Corporation, a producer of fitness and wellness-related television and multimedia programs. Prior to founding Nufitness in 1991, Ms. Douglas was Director of Corporate Sales for Koala Blue, a women's sportswear manufacturer. Ms. Douglas currently serves on the Board of the Douglas Family Foundation, and formerly served as a member of the Board and the Steering Committee of the Associates of Cedars-Sinai Medical Center. Ms. Douglas received a B.S. from the University of Minnesota and a Masters in Exercise Physiology from California State University, Northridge.

       WILBUR J. FIX has served as a director of Vans since February 1993. He has been the Chairman of the Fix Management Group, a private consulting and investment company, since 1994. From 1995 to January 1998 he was Vice Chairman of Access Long Distance Telephone Company. From 1980 to 1993, Mr. Fix was Chairman of the Board and Chief Executive Officer of The Bon Marche, a Seattle-based chain of department stores which was acquired by Campeau Corporation in 1986. Mr. Fix ultimately became Senior Vice President of Allied Stores Corporation, the parent company of The Bon Marche, and a member of the Boards of Directors of Allied Stores and Federated Stores. Mr. Fix is a member of the Board of Directors of Building Materials Holding Corporation, a publicly traded corporation. He is on the Advisory Board of the Corporate Council for the Arts in Seattle, and the Advisory Board of the College of the Desert Retail Council. Mr. Fix received a B.A. from the University of Washington.

       KATHLEEN M. GARDARIAN has served as a director of Vans since December 1994. She is the founder and Chief Executive Officer of Qualis International, Inc., an Irvine, California-based sales and distribution company. Ms. Gardarian is a founding Trustee and Board member of the World Business Academy, and serves on the Boards of the State of the World Forum, the Woman and Public Policy Program at the JFK School of Government of Harvard University, and The Institute of Transpersonal Psychology. Ms. Gardarian received a B.A. from the University of California at Los Angeles.

       GERALD GRINSTEIN has served as a director of Vans since June 1998. Mr. Grinstein has been non-executive Chairman of the Board of Agilent Technologies since August 1999, was non-executive Chairman of the Board of Delta Airlines from August 1997 to October 1999, and serves on the Boards of Delta Airlines, PACCAR, Inc., Imperial Sugar Corporation, The Pittson Company, and Expedia.com. He is a principal of Madrona Investment Group, LLC. From 1991 to 1995, he was Chairman and Chief Executive Officer of Burlington Northern Inc. and Burlington Northern Railroad Company, where he oversaw the acquisition of Santa Fe Pacific Corp.

       JAMES R. SULAT has served as a director of Vans since October 1994. He became Chief Financial Officer of Chiron Corporation, a manufacturer and marketer of healthcare products for the treatment, prevention and diagnosis of disease, in April 1998. Prior to joining Chiron, Mr. Sulat was Chief Financial Officer of Stanford Health Services, a not-for-profit health care provider which operates the Stanford University hospital and clinic from 1993 to March 1998. Mr. Sulat received a B.S. from Yale University and an M.B.A. and M.S. from Stanford University.

       LEONARD R. WILKENS has served as a director of Vans since September 1998. Mr. Wilkens has been head coach of the Toronto Raptors basketball team since July 2000, and was previously head coach of the Atlanta Hawks and the Cleveland Cavaliers. Mr. Wilkens has coached in the National Basketball

Association for 27 years and is the winningest coach in the history of the NBA. He also served as coach of the Dream Team of the 1996 Atlanta Olympic Games. He formerly served as Vice President of the NBA Players Association and is currently President of the NBA Coaches Association. Mr. Wilkens has been elected to the NBA Hall of Fame as both player and coach. He is a graduate of Providence College with a Degree in Economics and has an Honorary Doctorate in Humanities from both Providence College and Seattle University. Mr. Wilkens serves on the Board of Trustees of Providence College and also serves on the Board of the Atlanta Center for Children and the Odessa Brown Children's Clinic.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

       The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

       - an individual who is a citizen or resident of the United States;

       - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

       - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

       - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

       An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

       This discussion does not consider:

       - U.S. state and local or non-U.S. tax consequences;

       - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership or trust that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

       - the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

       - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

       - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

       The followings discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. We have not requested a ruling from the U.S. Internal Revenue Service with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

       We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

       Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

       A non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

       - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

       - in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

       - look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

       A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

       A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

       A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

       - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

       - the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

       - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

       Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

       However, even if we are or have been a U.S. real property holding corporation, a non-U.S. holder which did not beneficially own, directly or indirectly, more than 5% of the total fair market value of our common stock at any time during the shorter of the five-year period ending on the date of disposition or the period that our common stock was held by the non-U.S. holder (a "non-5% holder") and which is not otherwise taxed under any other circumstances described above, generally will not be taxed on any gain realized on the disposition of our common stock if, at any time during the calendar year of the disposition, our common stock was regularly traded on an established securities market within the meaning the applicable U.S. Treasury regulations.

       Our common stock is listed on the Nasdaq National Market. Although not free from doubt, our common stock should be considered to be regularly traded on an established securities market for any calendar quarter during which it is regularly quoted on the Nasdaq National Market by brokers or dealers that hold themselves out to buy or sell our common stock at the quoted price. If our common stock were not considered to be regularly traded on the Nasdaq National Market at any time during the applicable calendar year and we were determined under applicable rules to be a U.S. real property holding corporation, then a non-5% holder would be taxed for U.S. federal income tax purposes on any gain realized on the disposition of our common stock on a net income basis as if the gain were effectively connected with the conduct of a U.S. trade or business by the non-5% holder during the taxable year and, in such case, the person acquiring our common stock from a non-5% holder generally would have to withhold 10% of the amount of the proceeds of the disposition. Such withholding may be reduced or eliminated pursuant to a withholding certificate issued by the U.S. Internal Revenue Service in accordance with applicable U.S. Treasury regulations. We urge all non-U.S. holders to consult their own tax advisors regarding the application of these rules to them.

FEDERAL ESTATE TAX

       Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

       Dividends paid to you may be subject to information reporting and U.S. backup withholding tax at a rate of 31%. If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

       The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding tax at a rate of 31%. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your common stock through a non-U.S. office of a broker that:

       - is a U.S. person;

       - derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

       - is a "controlled foreign corporation" for U.S. tax purposes; or

       - is a foreign partnership, if at any time during its tax year:

         - one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

         - the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

       If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

       You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

                                  UNDERWRITING

       We intend to offer the shares through the underwriters. Subject to the terms and conditions described in the purchase agreement between us and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Tucker Anthony Incorporated and Ferris, Baker Watts, Incorporated, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their name below.

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  1,190,000
Banc of America Securities LLC..............................  1,190,000
Tucker Anthony Incorporated.................................    280,000
Ferris, Baker Watts, Incorporated...........................    140,000
                                                              ---------
             Total..........................................  2,800,000
                                                              =========

       The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The underwriters have advised us that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.77 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

       The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                         PER SHARE    WITHOUT OPTION    WITH OPTION
                                         ---------    --------------    -----------
Public offering price..................   $23.15       $64,820,000      $74,543,000
Underwriting discount..................    $1.28        $3,584,000       $4,121,600
Proceeds, before expenses, to us.......   $21.87       $61,236,000      $70,421,400

       The expenses of the offering, not including the underwriting discount, are estimated at $465,000 and are payable by us.

OVER-ALLOTMENT OPTION

       We have granted an option to the underwriters to purchase up to 420,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

       We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

       - offer, pledge, sell or contract to sell any common stock,

       - sell any option or contract to purchase any common stock,

       - purchase any option or contract to sell any common stock,

       - grant any option, right or warrant for the sale of any common stock,

       - lend or otherwise dispose of or transfer any common stock,

       - request or demand that we file a registration statement related to the common stock, or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. Merrill Lynch may waive this lockup without public notice. This lockup provision does not limit our ability to grant options to purchase common stock under our stock option plans.

QUOTATION ON THE NASDAQ NATIONAL MARKET

       The shares are quoted on the Nasdaq National Market under the symbol "VANS."

NASD REGULATIONS

       The Company will use part of the proceeds of the offering to repay amounts due under the Company's bank credit facility with Bank of America, N.A. and other lenders. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. ("NASD") participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

PRICE STABILIZATION, SHORT POSITIONS

       Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

       If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

       Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UNITED KINGDOM SELLING RESTRICTIONS

       Each underwriter has agreed that

       - it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

       - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

       - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
         Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

PASSIVE MARKET MAKING

       In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

       Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is a lender under our bank credit facility, which we will repay with a portion of the proceeds we receive from the offering.

                                 LEGAL MATTERS

       The validity of the issuance of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain other legal matters relating to the issuance of our common stock will be passed upon for us by Craig E. Gosselin, Vice President, General Counsel, and Corporate Secretary and by Cooley Godward LLP, Palo Alto, California. Mr. Gosselin holds options to purchase 82,284 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

       The consolidated financial statements and financial statement schedule of Vans, Inc. and subsidiaries as of May 31, 2000 and 1999 and for each of the years in the three-year period ended May 31, 2000, have been incorporated by reference in the accompanying prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference therein in reliance upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

       We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information contained herein supersedes the information incorporated by reference. In addition, the information that we file later with the SEC will automatically update and supersede the information contained herein or incorporated by reference. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

       - Our Annual Report on Form 10-K for the fiscal year ended May 31, 2000 and the amendment to our Annual Report on Form 10-K/A filed on September 21, 2000;

       - Our Quarterly Reports on Form 10-Q for the quarterly periods ended August 26, 2000, November 25, 2000 and February 24, 2001;

       - Our Current Reports on Form 8-K filed on November 15, 2000, December 19, 2000, March 22, 2001 and April 17, 2001; and

       - The description of our common stock and our rights plan contained in our Registration Statements on Form 8-A filed on July 15, 1991 and February 22, 1994 and our Registration Statement on Form 8-A/A filed on June 28, 1999.

       You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                   Vans, Inc.
                             15700 Shoemaker Avenue
                       Santa Fe Springs, California 90670
                                 (562) 565-8267
                            Attn: Investor Relations

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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,800,000 SHARES

                                   VANS LOGO

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                              MERRILL LYNCH & CO.

                         BANC OF AMERICA SECURITIES LLC

                              TUCKER ANTHONY SUTRO
                              Capital Markets

                              FERRIS, BAKER WATTS
                                  Incorporated

                                  MAY 23, 2001
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